SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

TRINITY BIOTECH PLC
(Name of Registrant)

IDA Business Park
Bray, Co. Wicklow
Ireland
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TRINITY BIOTECH PLC

6-K Items

Item 1. Placement Agency Agreement dated April 5, 2006 between Trinity Biotech plc, Roth Capital Partners, LLC and J&E Davy

Item 2. Press Release dated April 6, 2006

Item 1. Press Release dated April 13, 2004

Execution Copy

2,675,000 American Depositary Shares
Representing
10,700,000 Class A Ordinary Shares

TRINITY BIOTECH PLC

PLACEMENT AGENCY AGREEMENT

April 5, 2006

Roth Capital Partners, LLC
24 Corporate Plaza
Newport Beach, California 92660

J&E Davy
Davy House
49 Dawson Street
Dublin 2
Ireland

Ladies and Gentlemen:

Trinity Biotech plc, an Irish public limited company (the “Company”), proposes to issue and sell to certain investors (each an “Investor” and, collectively, the “Investors”), up to an aggregate of 2,675,000 American Depositary Shares (the “ADSs”), each representing four (4) Class A Ordinary Shares, par value $0.0109 per share (the “Ordinary Shares”), of the Company. The Company desires to engage Roth Capital Partners, LLC (“Roth Capital”) and J&E Davy (“Davy” and together with Roth Capital, the “Placement Agents”) in connection with such issuance and sale of the ADSs.

The ADSs will be evidenced by American Depositary Receipts (“ADRs”) to be issued pursuant to the Deposit Agreement, dated as of October 21, 1992, as amended and restated on January 15, 2004, by and among the Company, The Bank of New York, as depositary (the “Depositary”), and the owners and holders of ADRs (the “Deposit Agreement”).

The Company has prepared and filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form F-3 (File No. 333-124385) under the Securities Act of 1933, as amended, and the rules and regulations of the Commission thereunder (collectively, the “Securities Act”), and such amendments to such registration statement as may have been required to the date of this Agreement. Such registration statement has been declared effective by the Commission. Each part of such registration statement, at any given time, including amendments thereto at such time, the exhibits and any schedules thereto at such time, the documents incorporated by reference therein pursuant to Item 12 of Form F-3 under the Securities Act at such time and the documents and information otherwise deemed to be a part thereof or included therein by Rule 430A, 430B or 430C under the Securities Act or otherwise pursuant to the Securities Act at such time, is herein called the “Registration Statement.” Any registration statement filed by the Company pursuant to Rule 462(b) under the Securities Act is called the “Rule 462(b) Registration Statement” and, from and after the date and time of filing of the Rule 462(b) Registration Statement, the term “Registration Statement” shall include the Rule 462(b) Registration Statement.

The Company proposes to file with the Commission pursuant to Rule 424 under the Securities Act a final prospectus supplement relating to the Securities to a form of prospectus included in the Registration Statement relating to the ADSs in the form heretofore delivered to the Placement Agents. Such prospectus included in the Registration Statement at the time it was declared effective by the Commission or in the form in which it has been most recently filed with the Commission on or prior to the date of this Agreement is hereinafter called the “Base Prospectus.” Such supplemental form of prospectus, in the form in which it shall be filed with the Commission pursuant to Rule 424(b)(including the Base Prospectus as so supplemented) is hereinafter called the “Prospectus.” Any preliminary form of Prospectus which is filed or used prior to filing of the Prospectus is hereinafter called a “Preliminary Prospectus.” Any reference herein to the Base Prospectus, any Preliminary Prospectus or the Prospectus or to any amendment or supplement to any of the foregoing shall be deemed to refer to include any documents incorporated by reference therein pursuant to Item 12 of Form F-3 under the Securities Act as of the date of such prospectus, and, in the case of any reference herein to the Prospectus, also shall be deemed to include any documents incorporated by reference therein, and any supplements or amendments thereto, filed with the Commission after the date of filing of the Prospectus under Rule 424(b) under the Securities Act, and prior to the termination of the offering of the ADSs by Roth Capital.

For purposes of this Agreement, all references to the Registration Statement, the Base Prospectus, any Preliminary Prospectus, the Prospectus or any amendment or supplement to any of the foregoing shall be deemed to include the copy filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”). All references in this Agreement to amendments or supplements to the Registration Statement, the Base Prospectus, any Preliminary Prospectus or the Prospectus shall be deemed to mean and include the subsequent filing of any document under the Exchange Act (as defined herein) and which is deemed to be incorporated therein by reference therein or otherwise deemed to be a part thereof.

1. Agreement to Act as Placement Agents; Delivery and Payment. On the basis of the representations, warranties and agreements of the Company herein contained, and subject to the terms and conditions set forth in this Agreement:

(a) The Company hereby engages the Placement Agents, on a best efforts basis, to act as its placement agents in connection with the offer and sale, by the Company, of ADSs to the Investors. Prior to the earlier of (i) the date on which this Agreement is terminated and (ii) the Closing Date (as defined below), the Company shall not, without the prior written consent of Roth Capital, solicit or accept offers to purchase ADSs of the Company (other than pursuant to the exercise of options or warrants to purchase Ordinary Shares that are outstanding at the date hereof) otherwise than through the Placement Agents in accordance herewith.

(b) Upon the occurrence of the Closing (as defined below), the Company shall pay to each Placement Agent an aggregate of four percent (4.0%) of the gross proceeds received by the Company from its sale of the number of ADSs placed by such Placement Agent as set forth next to such Placement Agent’s name on Schedule I hereto. The Company expressly acknowledges and agrees that the Placement Agents’ obligations hereunder are on a best efforts basis and this Agreement shall not give rise to a commitment by the Placement Agents or any of their affiliates to underwrite or purchase any of the ADSs or otherwise provide any financing, and the Placement Agents shall have no authority to bind the Company in respect of the sale of any ADSs. The sale of the ADSs shall be made pursuant to subscription agreements in the form included as Exhibit A hereto (the “Subscription Agreements”). The Company shall have the sole right to accept offers to purchase the ADSs and may reject any such offer in whole or in part. Notwithstanding the foregoing, it is understood and agreed that the Placement Agents or any of their affiliates may, solely at their discretion and without any obligation to do so, purchase ADSs as principals; provided, however, that any such purchases by the Placement Agents (or their affiliates) shall be fully disclosed to the Company and approved by the Company in accordance with the previous sentence.

(c) Payment of the purchase price for, and delivery of, the ADSs shall be made at a closing (the “Closing”) at the offices of Carter Ledyard & Milburn LLP, counsel for the Company, located at 2 Wall Street, New York, New York at 10:00 a.m., local time, on the third or fourth business day (as permitted under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended (collectively with the rules and regulations promulgated thereunder, the “Exchange Act”)) after the determination of the public offering price of the ADSs (such date of payment and delivery being herein called the “Closing Date”). All such actions taken at the Closing shall be deemed to have occurred simultaneously. No ADSs which the Company has agreed to sell pursuant to this Agreement and the Subscription Agreements shall be deemed to have been purchased and paid for, or sold by the Company, until such ADSs shall have been delivered to the Investor thereof against payment therefore by such Investor. If the Company shall default in its obligations to deliver ADSs to an Investor whose offer it has accepted, the Company shall indemnify and hold the Placement Agents harmless against any loss, claim or damage arising from or as a result of such default by the Company.

(d) Concurrently with the execution and delivery of this Agreement, the Company, the Placement Agents and Lowenstein Sandler PC, as escrow agent (the “Escrow Agent”), shall enter into an escrow agreement (the “Escrow Agreement”), pursuant to which an escrow account (the “Escrow Account”) will be established for the benefit of the Company and the Investors to settle their purchase through the facilities of The Depository Trust Company’s DWAC system. Prior to the Closing, each such Investor shall deposit into the Escrow Account an amount equal to the product of (x) the number of ADSs such Investor has agreed to purchase and (y) the purchase price per ADS as set forth on the cover page of the Prospectus (as defined below) (the “Purchase Amount”). The aggregate of such amounts is herein referred to as the “Escrow Funds”. On the Closing Date, the Escrow Agent will disburse the Escrow Funds to the Company and the Placement Agents as provided in the Escrow Agreement and the Company shall cause its transfer agent to deliver the ADSs purchased by such Investors.

(e) The ADSs shall be registered in such names and in such denominations as the Placement Agents shall request by written notice to the Company.

2. Representations and Warranties of the Company. The Company represents and warrants to the Placement Agents as follows:

(a) Registration Statement. The Company and the transactions contemplated by this Agreement meet the requirements and comply with the conditions for the use of Form F-3 under the Securities Act. The offering of the ADSs by the Company complies with the applicable requirements of Rule 415 under the Securities Act. The Company has complied with all requests of the Commission for additional or supplemental information. The Registration Statement has become effective under the Securities Act. No stop order preventing or suspending use of the Registration Statement, any Preliminary Prospectus or the Prospectus or the effectiveness of the Registration Statement, has been issued by the Commission, and no proceedings for such purpose have been instituted or, to the Company’s knowledge, are contemplated or threatened by the Commission.

(b) Compliance with Registration Requirements. As of the time any part of the Registration Statement or any post-effective amendment thereto, at the time it became effective (including each deemed effective date with respect to the Placement Agents pursuant to Rule 430B under the Securities Act) and as of the Closing Date, the Registration Statement complied and will comply, in all material respects, with the requirements of the Securities Act and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. Each Preliminary Prospectus and the Prospectus, at the time of filing or the time of first use and as of the Closing Date, complied and will comply, in all material respects, with the requirements of the Securities Act and did not and will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, that the Company makes no representations or warranty in this paragraph with respect to any Placement Agents Information (as defined in Section 7).

(c) Disclosure Package. As of the Time of Sale (as defined below) and as of the Closing Date, neither (A) the Issuer General Free Writing Prospectus(es)(as defined below) issued at or prior to the Time of Sale, the Statutory Prospectus (as defined below) and the information included on Exhibit G hereto, all considered together (collectively, the “Disclosure Package”), nor (B) any individual Issuer Limited-Use Free Writing Prospectus (as defined below), when considered together with the Disclosure Package, included or will include any untrue statement of a material fact or omitted or will omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, that the Company makes no representations or warranty in this paragraph with respect to any Placement Agents Information. No statement of material fact included in the Prospectus has been omitted from the Disclosure Package and no statement of material fact included in the Disclosure Package that is required to be included in the Prospectus has been omitted therefrom. As used in this paragraph and elsewhere in this Agreement:

(1)“Time of Sale” with respect to any Investor, means the time of receipt and acceptance of an executed Subscription Agreement from such Investor.

(2) “Statutory Prospectus” as of any time means the prospectus that is included in the Registration Statement immediately prior to the Time of Sale, including any document incorporated by reference therein. For purposes of this definition, information contained in a form of prospectus that is deemed retroactively to be a part of the Registration Statement pursuant to Rule 430A shall be considered to be included in the Statutory Prospectus as of the actual time that form of prospectus is filed with the Commission pursuant to Rule 424(b).

(3)“Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433 under the Securities Act (“Rule 433”), relating to the ADSs in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g) under the Securities Act.

(4) “Issuer General Free Writing Prospectus” means any Issuer Free Writing Prospectus that is intended for general distribution to prospective investors as identified on Schedule II hereto, and does not include a “bona fide electronic road show” as defined in Rule 433.

(5) “Issuer Limited-Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is not an Issuer General Free Writing Prospectus, including any “bona fide electronic road show” as defined in Rule 433, that is made available without restriction pursuant to Rule 433(d)(8)(ii), even though not required to be filed with the Commission.

(d) Conflict with Registration Statement. Each Issuer Free Writing Prospectus, as of its issue date and at all subsequent times through the completion of the offering and sale of the ADSs or until any earlier date that the Company notified or notifies the Placement Agents, did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement, any Statutory Prospectus or the Prospectus including any document incorporated by reference therein and any prospectus supplement deemed to be a part thereof that has not been superseded or modified; provided, that the Company makes no representations or warranty in this paragraph with respect to any Placement Agents Information.

(e) Distributed Materials.The Company has not, directly or indirectly, distributed and will not distribute any prospectus or other offering material in connection with the offering and sale of the ADSs other than any Preliminary Prospectus, the Disclosure Package or the Prospectus, and other materials, if any, permitted under the Securities Act to be distributed and consistent with Section 4(d) below. The Company will file with the Commission all Issuer Free Writing Prospectuses in the time required under Rule 433(d) under the Securities Act. The Company has satisfied or will satisfy the conditions in Rule 433 under the Securities Act to avoid a requirement to file with the Commission any electronic road show. The parties hereto agree and understand that the content of any and all “road shows” related to the offering of the ADSs contemplated hereby is solely the property of the Company.

(f) Not an Ineligible Issuer. (1) At the time of filing the Registration Statement and (2) at the date hereof, the Company was not and is not an “ineligible issuer,” as defined in Rule 405 under the Securities Act, without taking account of any determination by the Commission pursuant to Rule 405 that it is not necessary that the Company be considered an ineligible issuer including, without limitation, for purposes of Rules 164 and 433 under the Securities Act with respect to the offering of the ADSs as contemplated by the Registration Statement.

(g) Incorporated Documents. The documents incorporated by reference in the Disclosure Package and in the Prospectus, when they became effective or were filed with the Commission, as the case may be, conformed in all material respects to the requirements of the Securities Act or the Exchange Act, as applicable, and were filed on a timely basis with the Commission and none of such documents contained an untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(h) Due Incorporation. The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the Republic of Ireland, with the corporate power and authority to own its properties and to conduct its business as currently being carried on and as described in the Registration Statement, the Disclosure Package and the Prospectus. The Company is duly qualified to transact business as a foreign corporation and is in good standing under the laws of each other jurisdiction in which its ownership or leasing of property or the conduct of its business requires such qualification, except where the failure to be so qualified and in good standing would not, individually or in the aggregate, result in any material adverse effect upon, or change in, the general affairs, business, operations, prospects, properties, financial condition, or results of operations of the Company and the Subsidiaries (as defined below) taken as a whole (a “Material Adverse Effect”).

(i) Subsidiaries. Each subsidiary of the Company has been duly incorporated or organized, is validly existing as a corporation or other legal entity in good standing (or the foreign equivalent thereof) under the laws of the jurisdiction of its incorporation or organization, has the corporate power and authority to own its properties and to conduct its business as currently being carried on and as described in the Registration Statement, the Disclosure Package and the Prospectus and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership, leasing or operation of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not result in a Material Adverse Effect. All of the issued and outstanding shares of capital stock or other equity interests of each subsidiary of the Company have been duly and validly authorized and issued, are fully paid and non−assessable and, except as otherwise described in the Registration Statement, the Disclosure Package and in the Prospectus, are owned directly by the Company or through its wholly−owned subsidiaries, free and clear of all liens, encumbrances, equities or claims. There is no outstanding option, right or agreement of any kind relating to the issuance, sale or transfer (other than as set forth in Schedule 2(i)) of any capital stock or other equity securities of the Subsidiaries to any person or entity except the Company, and none of the outstanding shares of capital stock or other equity interests of any Subsidiary was issued in violation of any preemptive or other rights to subscribe for or to purchase or acquire any securities of any of the Subsidiaries. Except for its Subsidiaries, the Company owns no beneficial interest, directly or indirectly, in any corporation, partnership, joint venture or other business entity other than as set forth in Note 34 to its financial statements in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005. The Company has no significant subsidiaries (as such term is defined in Rule 1-02(w) of Regulation S-X promulgated by the Commission) other than the Subsidiaries listed on Schedule III attached hereto (collectively, the “Subsidiaries”).

(j) Capitalization. Except as set forth in Schedule 2(j), all of the issued and outstanding shares of capital stock of the Company, including the outstanding Ordinary Shares, have been duly authorized and validly issued and are fully paid and nonassessable, have been issued in compliance with all federal and state securities laws, were not issued in violation of any preemptive right or other rights to subscribe for or to purchase or acquire any securities of the Company that have not been waived in writing.

(k) Authorization of the Ordinary Shares and ADSs. The unissued Ordinary Shares represented by ADSs to be deposited by the Company with the Depositary or its designated custodian have been duly and validly authorized. When the ADSs representing such deposited Ordinary Shares have been issued and delivered against payment therefor as provided herein, the Ordinary Shares, when so deposited and the ADSs, when so issued and sold, will be duly and validly issued, fully paid and non-assessable.

Upon payment for and delivery of the Ordinary Shares and ADSs pursuant to this Agreement and the Subscription Agreements, the Investors, or other persons in whose names Ordinary Shares or ADSs are registered (including the Depositary or its nominee) will acquire good and valid title to such Ordinary Shares or ADSs, in each case free and clear of all liens, encumbrances, equities, preemptive rights and other claims. The ADSs and the Ordinary Shares represented by such ADSs will conform in all material respects to the description thereof contained in the Registration Statement, the Disclosure Package and the Prospectus. No further approval or authority of the shareholders or the Board of Directors of the Company will be required for the issuance and sale of the ADSs or the issuance and deposit of the Ordinary Shares as contemplated herein, in the Subscription Agreements and in the Deposit Agreement.

Upon the due and valid issuance by the Depositary of ADRs evidencing ADSs against deposit of Ordinary Shares in respect thereof and against payment therefor in accordance with the provisions hereof, of the Subscription Agreements and of the Deposit Agreement, the persons in whose names the ADRs are registered will be entitled to the rights specified in the ADRs and in the Deposit Agreement; and the Deposit Agreement conforms in all material respects to the description thereof contained in the Registration Statement, the Disclosure Package and the Prospectus.

(l) No Registration Rights. Neither the filing of the Registration Statement nor the offering or sale of the ADSs as contemplated by this Agreement gives rise to any rights, other than those which have been waived or satisfied, for or relating to the registration of any Ordinary Shares or other securities of the Company

(m) Description of Capital Stock.The capital stock of the Company, including the ADSs, conforms as to legal matters to the description thereof, if any, contained in the Registration Statement, the Disclosure Package and the Prospectus, and as of the date thereof, the Company had authorized and outstanding capital stock as set forth therein. The ADSs are in due and proper form and the holders of the ADSs will not be subject to personal liability by reason of being such holders.

(n) Due Authorization and Enforceability. This Agreement, each Subscription Agreement and the Deposit Agreement have been duly authorized, executed and delivered by the Company, and constitutes a valid, legal and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as rights to indemnity hereunder may be limited by federal or state securities laws and except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity.

(o) No Violation. Neither the Company nor any of the Subsidiaries is in breach or violation of or in default (nor has any event occurred which with notice, lapse of time or both would result in any breach or violation of, or constitute a default) (i) under the provisions of its Articles of Association, Memorandum of Association, Certificate of Incorporation, Bylaws or other governing documents or (ii) in the performance or observance of any term, covenant, obligation, agreement or condition contained in any indenture, mortgage, deed of trust, bank loan or credit agreement or other evidence of indebtedness, or any license, lease, contract or other agreement or instrument to which the Company or any of the Subsidiaries is a party or by which any of them or any of their properties may be bound or affected, or (iii) in the performance or observance of any statute, law, rule, regulation, ordinance, judgment, order or decree of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company, the Subsidiaries or any of their respective properties, as applicable (including, without limitation, those administered by the Food and Drug Administration of the U.S. Department of Health and Human Services (the “FDA”) or by any foreign, federal, state or local governmental or regulatory authority performing functions similar to those performed by the FDA), except, with respect to clauses (ii) and (iii) above, to the extent any such contravention would not result in a Material Adverse Effect.

(p) No Conflict. The execution, delivery and performance by the Company of this Agreement and each Subscription Agreement and the consummation of the transactions herein contemplated, including the issuance and sale by the Company of the ADSs, will not conflict with or result in a breach or violation of, or constitute a default under (nor constitute any event which with notice, lapse of time or both would result in any breach or violation of or constitute a default under) (i) the provisions of the Articles of Association, Memorandum of Association, Certificate of Incorporation, Bylaws or other governing documents of the Company or any of the Subsidiaries, (ii) any material indenture, mortgage, deed of trust, bank loan or credit agreement or other evidence of indebtedness, or any license, lease, contract or other agreement or instrument to which the Company or any of the Subsidiaries is a party or by which any of them or any of their respective properties may be bound or affected, or (iii) any federal, state, local or foreign law, regulation or rule or any decree, judgment or order applicable to the Company or any of the Subsidiaries.

(q) No Consents Required. No approval, authorization, consent or order of or filing with any federal, state, local or foreign governmental or regulatory commission, board, body, authority or agency, or of or with any self-regulatory organization or other non-governmental regulatory authority (including, without limitation, the National Association of Securities Dealers Automated Quotation National Market System (the “Nasdaq”)), or approval of the stockholders of the Company (including such as may be required pursuant to Rule 4350 of the Nasdaq Marketplace Rules), is required in connection with the issuance and sale of the ADSs or the consummation by the Company of the transactions contemplated hereby other than (i) as may be required under the Securities Act, and (ii) under the rules and regulations of the National Association of Securities Dealers, Inc. (“NASD”). The Company has full power and authority to enter into this Agreement and each Subscription Agreement and to authorize, issue and sell the ADSs as contemplated by this Agreement and each Subscription Agreement.

(r) Absence of Material Changes. Subsequent to the respective dates as of which information is given in the Disclosure Package, (a) neither the Company nor any of its subsidiaries has incurred any material liability or obligation, direct or contingent, or entered into any material transaction not in the ordinary course of business; (b) neither the Company nor any of its subsidiaries has purchased any of the Company's outstanding capital stock, or declared, paid or otherwise made any dividend or distribution of any kind on the Company's capital stock; and (c) there has not been any change in the capital stock (other than a change in the number of outstanding Ordinary Shares due to the issuance of such Ordinary Shares upon the exercise of outstanding options or warrants), or, except as set forth in Schedule 2(r), material change in the short−term debt or long−term debt of the Company and its Subsidiaries or any issue of options, warrants, convertible securities or other rights to purchase the capital stock (other than grants of stock options under the Company’s stock option plans existing on the date hereof) of the Company, or any Material Adverse Effect.

(s) Permits. The Company and each of the Subsidiaries possess all necessary licenses, authorizations, consents and approvals and have made all necessary filings required under any federal, state, local or foreign law, regulation or rule (including, without limitation, those from the FDA, and any other foreign, federal, state or local government or regulatory authorities performing functions similar to those performed by the FDA), in order to conduct its business. Neither the Company nor any of the Subsidiaries is in violation of, or in default under, or has received notice of any proceedings relating to revocation or modification of, any such license, authorization, consent or approval. The Company and each of the Subsidiaries is in compliance in all material respects with all applicable federal, state, local and foreign laws, regulations, orders or decrees.

(t) Legal Proceedings. There are no legal or governmental proceedings pending or, to the Company’s knowledge, threatened or contemplated to which the Company or any of the Subsidiaries is or would be a party or of which any of their respective properties is or would be subject at law or in equity, before or by any federal, state, local or foreign governmental or regulatory commission, board, body, authority or agency, or before or by any self-regulatory organization or other non-governmental regulatory authority (including, without limitation, Nasdaq), except (i) as described in the Registration Statement, the Prospectus, and the Disclosure Package, (ii) any such proceeding, which if resolved adversely to the Company or any Subsidiary, would not result in a judgment, decree or order having, individually or in the aggregate, a Material Adverse Effect or (iii) any such proceeding that would not prevent or materially and adversely affect the ability of the Company to consummate the transactions contemplated hereby. The Disclosure Package contains in all material respects the same description of the foregoing matters contained in the Prospectus.

(u) Statutes; Contracts. There are no statutes or regulations applicable to the Company or contracts or other documents of the Company which are required to be described in the Registration Statement, the Disclosure Package or the Prospectus or filed as exhibits to the Registration Statement by the Securities Act which have not been so described or filed.

(v) Independent Accountants. KPMG, who have certified certain of the financial statements of the Company and the Subsidiaries, is (i) an independent public accounting firm within the meaning of the Securities Act, (ii) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”)), and (iii) not in violation of the auditor independence requirements of the Sarbanes-Oxley Act.

(w) Financial Statements. The financial statements of the Company, together with the related schedules and notes thereto, set forth or incorporated by reference in the Registration Statement, the Disclosure Package and the Prospectus comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as applicable, and present fairly in all material respects (i) the financial condition of the Company and the Subsidiaries, taken as a whole, as of the dates indicated and (ii) the consolidated results of operations, stockholders’ equity and changes in cash flows of the Company and the Subsidiaries, taken as a whole, for the periods therein specified; and such financial statements and related schedules and notes thereto have been prepared in conformity with United States generally accepted accounting principles, consistently applied throughout the periods involved (except as otherwise stated therein and subject, in the case of unaudited financial statements, to the absence of footnotes and normal year-end adjustments). There are no other financial statements (historical or pro forma) that are required to be included in the Registration Statement, the Disclosure Package and the Prospectus; and the Company and the Subsidiaries do not have any material liabilities or obligations, direct or contingent (including any off-balance sheet obligations), not disclosed in the Registration Statement, the Disclosure Package and the Prospectus; and all disclosures contained in the Registration Statement, the Disclosure Package and the Prospectus regarding “non-GAAP financial measures” (as such term is defined by the rules and regulations of the Commission) comply with Regulation G of the Exchange Act and Item 10(e) of Regulation S-K of the Commission, to the extent applicable, and present fairly the information shown therein and the Company’s basis for using such measures.

(x) No Material Adverse Change. There has not been any material adverse change, or any development involving a prospective material adverse change, in the business, properties, management, financial condition or results of operations of the Company and the Subsidiaries taken as a whole, from that set forth in the Disclosure Package (exclusive of any amendments or supplements thereto subsequent to the date of this Agreement).

(y) Not an Investment Company. Neither the Company nor any of the Subsidiaries is or, after giving effect to the offering and sale of the ADSs and the application of the proceeds thereof as described in the Prospectus, will be required to register as an “investment company” as defined in the Investment Company Act of 1940, as amended.

(z) Good Title to Property. The Company and each of the Subsidiaries has good and valid title to all property (whether real or personal) described in the Registration Statement, the Disclosure Package and the Prospectus as being owned by each of them, in each case free and clear of all liens, claims, security interests, other encumbrances or defects except such as are described in the Registration Statement, the Disclosure Package and the Prospectus and those that would not, individually or in the aggregate materially and adversely affect the value of such property and do not materially and adversely interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries. All of the property described in the Registration Statement, the Disclosure Package and the Prospectus as being held under lease by the Company or a Subsidiary is held thereby under valid, subsisting and enforceable leases, without any liens, restrictions, encumbrances or claims, except those that, individually or in the aggregate, are not material and do not materially interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries.

(aa) Intellectual Property Rights. The Company and the Subsidiaries own, or have obtained valid and enforceable licenses for, or other rights to use, the inventions, patent applications, patents, trademarks (both registered and unregistered), tradenames, copyrights, trade secrets and other proprietary information described in the Registration Statement, the Disclosure Package and the Prospectus as being owned or licensed by them or which are necessary for the conduct of their respective businesses, except where the failure to own, license or have such rights would not, individually or in the aggregate, result in a Material Adverse Effect (collectively, “Intellectual Property”); except as described in the Registration Statement, the Disclosure Package and the Prospectus (i) there are no third parties who have or, to the Company’s knowledge, will be able to establish rights to any Intellectual Property, except for the ownership rights of the owners of the Intellectual Property which is licensed to the Company; (ii) to the Company’s knowledge, there is no infringement by third parties of any Intellectual Property; (iii) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others challenging the Company’s rights in or to, or the validity, enforceability, or scope of, any Intellectual Property owned by or licensed to the Company, and the Company is unaware of any facts which could form a reasonable basis for any such claim; (iv) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others that the Company or any of the Subsidiaries infringes or otherwise violates any patent, trademark, copyright, trade secret or other proprietary rights of others, and the Company is unaware of any facts which could form a reasonable basis for any such claim; (v) to the Company’s knowledge, there is no patent or patent application that contains claims that interfere with the issued or pending claims of any of the Intellectual Property; and (vi) to the Company’s knowledge, there is no prior art that may render any patent owned by the Company invalid, nor is there any prior art known to the Company that may render any patent application owned by the Company unpatentable.

(bb) Taxes. The Company and each of the Subsidiaries has timely filed all material federal, state, local and foreign income and franchise tax returns (or timely filed applicable extensions therefore) that have been required to be filed and are not in default in the payment of any taxes which were payable pursuant to said returns or any assessments with respect thereto, other than any which the Company or any of the Subsidiaries is contesting in good faith and for which adequate reserves have been provided and reflected in the Company’s financial statements included in the Registration Statement, the Disclosure Package and the Prospectus. Neither the Company nor any of the Subsidiaries has any tax deficiency that has been or, to the knowledge of the Company, might be asserted or threatened against it that would result in a Material Adverse Effect.

(cc) Insurance. The Company and each of the Subsidiaries maintains insurance in such amounts and covering such risks as is adequate for the conduct of its business and the value of its properties and as is customary for companies engaged in similar businesses in similar industries. All such insurance is fully in force on the date hereof and will be fully in force as of the Closing Date. Neither the Company nor any of the Subsidiaries has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

(dd) Accounting Controls. The Company and each of the Subsidiaries maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(ee) Disclosure Controls. The Company has established, maintains and evaluates “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act), which (i) are designed to ensure that material information relating to the Company is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared, (ii) have been evaluated for effectiveness as of the end of the last fiscal period covered by the Registration Statement; and (iii) such disclosure controls and procedures are effective to perform the functions for which they were established. There are no significant deficiencies and material weaknesses in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize, and report financial data to management and the Board of Directors. The Company is not aware of any fraud, whether or not material, that involves management or other employees who have a role in the Company’s internal controls; and since the date of the most recent evaluation of such disclosure controls and procedures, there have been no significant changes in internal controls or in other factors that could significantly affect internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

(ff) Corrupt Practices. Neither the Company nor, to the Company’s knowledge, any other person associated with or acting on behalf of the Company, including without limitation any director, officer, agent or employee of the Company or its subsidiaries has, directly or indirectly, while acting on behalf of the Company or its Subsidiaries (i) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns from corporate funds, (iii) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended or (iv) made any other unlawful payment.

(gg) No Price Stabilization. Neither the Company nor any of the Subsidiaries nor, to the Company’s knowledge, any of their respective officers, directors, affiliates or controlling persons has taken or will take, directly or indirectly, any action designed to cause or result in, or which has constituted or which might reasonably be expected to constitute the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the ADSs.

(hh) No Undisclosed Relationships. No relationship, direct or indirect, exists between or among the Company on the one hand and the directors, officers, stockholders, customers or suppliers of the Company on the other hand which is required to be described in the Registration Statement, the Disclosure Package and the Prospectus which has not been so described.

(ii) Sarbanes-Oxley Act. The Company, and to its knowledge after due inquiry, all of the Company’s directors or officers, in their capacities as such, are in compliance in all material respects with all applicable effective provisions of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the Commission.

(jj) Brokers Fees. Neither the Company nor any of the Subsidiaries is a party to any contract, agreement or understanding with any person (other than this Agreement) that would give rise to a valid claim against the Company or the Subsidiaries or the Placement Agents for a brokerage commission, finder’s fee or other like payment in connection with the offering and sale of the ADSs.

(kk) Exchange Act Requirements. The Company has filed in a timely manner all reports required to be filed pursuant to Sections 13(a), 13(e), 14 and 15(d) of the Exchange Act during the preceding 12 months (except to the extent that Section 15(d) requires reports to be filed pursuant to Sections 13(d) and 13(g) of the Exchange Act, which shall be governed by the next clause of this sentence); and the Company has filed in a timely manner all reports required to be filed pursuant to Sections 13(d) and 13(g) of the Exchange Act since January 1, 2003, except where the failure to timely file could not reasonably be expected individually or in the aggregate to have a Material Adverse Effect.

(ll) NASD Affiliations. To the Company’s knowledge, there are no affiliations or associations between (i) any member of the NASD and (ii) the Company or any of the Company’s officers, directors or 5% or greater securityholders or any beneficial owner of the Company’s unregistered equity securities that were acquired at any time on or after the one hundred eightieth (180th) day immediately preceding the date the Registration Statement was initially filed with the Commission, except as set forth in the Registration Statement, the Disclosure Package and the Prospectus.

(mm) Compliance with Environmental Laws. The Company and the Subsidiaries (a) are in compliance with any and all applicable foreign, federal, state and local laws, orders, rules, regulations, directives, decrees and judgments relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (b) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (c) are in compliance with all terms and conditions of any such permit, license or approval, except where such noncompliance with Environmental Laws, failure to receive required permits, licenses or other approvals or failure to comply with the terms and conditions of such permits, licenses or approvals would not, individually or in the aggregate, result in a Material Adverse Effect. There are no costs or liabilities associated with Environmental Laws (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties) which would, individually or in the aggregate, result in a Material Adverse Effect.

(nn) No Labor Disputes. Neither the Company nor any Subsidiary is engaged in any unfair labor practice; except for matters that would not, individually or in the aggregate, result in a Material Adverse Effect (i) there is (A) no unfair labor practice complaint pending or, to the Company’s knowledge after due inquiry, threatened against the Company or any Subsidiary before the National Labor Relations Board, and no grievance or arbitration proceeding arising out of or under collective bargaining agreements is pending or threatened, (B) no strike, labor dispute, slowdown or stoppage pending or, to the Company’s knowledge after due inquiry, threatened against the Company or any Subsidiary and (C) no union representation dispute currently existing concerning the employees of the Company or any Subsidiary, and (ii) to the Company’s knowledge (A) no union organizing activities are currently taking place concerning the employees of the Company or any Subsidiary and (B) there has been no violation of any federal, state, local or foreign law relating to discrimination in the hiring, promotion or pay of employees or any applicable wage or hour laws concerning the employees of the Company or any of the Subsidiaries.

(oo) ERISA. The Company is in compliance in all material respects with all presently applicable provisions of the Employee Retirement Income Security Act of 1974, as amended, including the regulations and published interpretations thereunder (“ERISA”); no “reportable event” (as defined in ERISA) has occurred with respect to any “pension plan” (as defined in ERISA) for which the Company would have any liability; the Company has not incurred and does not expect to incur liability under (i) Title IV of ERISA with respect to termination of, or withdrawal from, any “pension plan” or (ii) Sections 412 or 4971 of the Internal Revenue Code of 1986, as amended, including the regulations and published interpretations thereunder (the “Code”); and each “pension plan” for which the Company would have any liability that is intended to be qualified under Section 401(a) of the Code is so qualified in all material respects and nothing has occurred, whether by action or by failure to act, which would cause the loss of such qualification.

(pp) Nasdaq; Exchange Act Registration. The ADSs are registered pursuant to Section 12(b) or 12(g) of the Exchange Act and are accepted for quotation on the Nasdaq National Market, and the Company has taken no action designed to, or likely to have the effect of, termination the registration of the ADSs under the Exchange Act or delisting the ADSs from the Nasdaq National Market, nor has the Company received any notification that the Commission or the NASD is contemplating terminating such registration or listing. The Company has complied in all material respects with the applicable requirements of the Nasdaq National Market for maintenance of inclusion of the ADSs and the Ordinary Shares, as the case may be, thereon.

(qq) PFIC Status. The Company is not, for the taxable year ended December 31, 2005, and upon consummation of the transactions described hereby and the application of the proceeds as described in the Registration Statement, the Disclosure Package and the Prospectus is not expected to become, a Passive Foreign Investment Company within the meaning of Section 1297 of the Internal Revenue Code, as amended.

(rr) Statistical or Market-Related Data. Any statistical, industry-related and market-related data included or incorporated by reference in the Registration Statement, the Disclosure Package and the Prospectus, are based on or derived from sources that the Company reasonably and in good faith believes to be reliable and accurate, and such data agree with the sources from which they are derived.

(ss) Clinical Studies. The clinical, pre-clinical and other studies and tests conducted by or on behalf of or sponsored by the Company or in which the Company or the Subsidiaries or products or product candidates have participated that are described in the Registration Statement, the Disclosure Package and the Prospectus were and, if still pending, are being conducted in accordance in all material respects with all statutes, laws, rules and regulations, as applicable (including, without limitation, those administered by the FDA or by any foreign, federal, state or local governmental or regulatory authority performing functions similar to those performed by the FDA) and with standard medical and scientific research procedures. The descriptions in the Registration Statement, the Disclosure Package and the Prospectus of the results of such studies and tests are accurate and complete in all material respects and fairly present the published data derived from such studies and tests. Neither the Company nor any of the Subsidiaries have received any notices or other correspondence from the FDA or any other foreign, federal, state or local governmental or regulatory authority performing functions similar to those performed by the FDA with respect to any ongoing clinical or pre-clinical studies or tests requiring the termination, suspension or material modification of such studies or tests, which such termination, suspension or material modification would reasonably be expected to result in a Material Adverse Effect. The Company and its Subsidiaries are in compliance with all applicable federal, state, local and foreign laws, regulations, orders and decrees governing their business as prescribed by the FDA, or any other federal, state or foreign agencies or bodies, including those bodies and agencies engaged in the regulation of pharmaceuticals or biohazardous substances or materials, except where noncompliance would not, singly or in the aggregate, result in a Material Adverse Effect.

Any certificate signed by any officer of the Company or a Subsidiary and delivered to the Placement Agents or to counsel for the Placement Agents in connection with the offering of the ADSs shall be deemed a representation and warranty by the Company to the Placement Agents and the Investors as to the matters covered thereby.

3. Covenants. The Company covenants and agrees with the Placement Agents as follows:

(a) Reporting Obligations; Exchange Act Compliance. The Company will (i) file the Preliminary Prospectus and the Prospectus with the Commission within the time periods specified by Rule 424(b) and Rules 430A, 430B and 430C, as applicable under the Securities Act, (ii) file any Issuer Free Writing Prospectus to the extent required by Rule 433 under the Securities Act, if applicable, (iii) file promptly all reports required to be filed by the Company with the Commission pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act subsequent to the date of the Prospectus and during such period as the Prospectus would be required by law to be delivered (whether physically or through compliance with Rule 172 under the Securities Act or any similar rule) (the “Prospectus Delivery Period”), and (iv) furnish copies of each Issuer Free Writing Prospectus, if any, (to the extent not previously delivered) to the Placement Agents prior to 11:00 a.m. Eastern time, on the second business day next succeeding the date of this Agreement in such quantities as the Placement Agents shall reasonably request.

(b) Abbreviated Registration Statement. If the Company elects to rely upon Rule 462(b) under the Securities Act, the Company shall file a registration statement under Rule 462(b) with the Commission in compliance with Rule 462(b) by 8:00 a.m., Eastern time, on the business day next succeeding the date of this Agreement, and the Company shall at the time of filing either pay to the Commission the filing fee for such Rule 462(b) registration statement or give irrevocable instructions for the payment of such fee pursuant to the Rules and Regulations.

(c) Amendments or Supplements. The Company will not, during the ProspectusDelivery Period in connection with the offering contemplated by this Agreement, file any amendment or supplement to the Registration Statement or the Prospectus unless a copy thereof shall first have been submitted to the Placement Agents within a reasonable period of time prior to the filing thereof and Roth Capital shall not have reasonably objected thereto in good faith.

(d) Free Writing Prospectuses. The Company will (i) not make any offer relating to the ADSs that would constitute an “issuer free writing prospectus” (as defined in Rule 433) or that would otherwise constitute a “free writing prospectus” (as defined in Rule 405 under the Securities Act) required to be filed by the Company with the Commission under Rule 433 under the Securities Act unless Roth Capital approves its use in writing prior to first use (each, a “Permitted Free Writing Prospectus”); provided that the prior written consent of Roth Capital hereto shall be deemed to have been given in respect of the Issuer Free Writing Prospectus(es) included in Schedule II hereto, (ii) treat each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus, (iii) comply with the requirements of Rules 164 and 433 under the Securities Act applicable to any Issuer Free Writing Prospectus, including the requirements relating to timely filing with the Commission, legending and record keeping and (iv) not take any action that would result in the Placement Agents or the Company being required to file with the Commission pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of such Placement Agents that such Placement Agents otherwise would not have been required to file thereunder. The Company will satisfy the conditions in Rule 433 under the Securities Act to avoid a requirement to file with the Commission any electronic road show.

(e) Notice to Placement Agents. The Company will notify the Placement Agents promptly, and will, if requested, confirm such notification in writing: (i) the receipt of any comments of, or requests for additional information from, the Commission; (ii) the time and date of any filing of any post-effective amendment to the Registration Statement or any amendment or supplement to the Disclosure Package or the Prospectus, (iii) the time and date when any post-effective amendment to the Registration Statement becomes effective, but only during the Prospectus Delivery Period; (iv) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement, or any post-effective amendment thereto or any order preventing or suspending the use of any Preliminary Prospectus, the Disclosure Package, the Prospectus or any Issuer Free Writing Prospectus, or the initiation of any proceedings for that purpose or the threat thereof, but only during the Prospectus Delivery Period; (v) of receipt by the Company of any notification with respect to any suspension or the approval of the ADSs from any securities exchange upon which it is listed for trading or included or designated for quotation, or the initiation or threatening of any proceeding for such purpose. The Company will use its reasonable best efforts to prevent the issuance or invocation of any such stop order or suspension by the Commission and, if any such stop order or suspension is so issued or invoked, to obtain as soon as possible the withdrawal or removal thereof.

(f) Filing of Amendments or Supplements. If, during the Prospectus Delivery Period, any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectus (or, if the Prospectus is not yet available to prospective purchasers, the Disclosure Package) in order to make the statements therein, in the light of the circumstances when the Prospectus (or, if the Prospectus is not yet available to prospective purchasers, the Disclosure Package) is delivered to an Investor, not misleading, or if, in the opinion of counsel for the Placement Agents, it is necessary to amend or supplement the Prospectus (or, if the Prospectus is not yet available to prospective purchasers, the Disclosure Package) to comply with applicable law, forthwith to prepare, file with the Commission and furnish, at its own expense, to the Placement Agents, either amendments or supplements to the Prospectus (or, if the Prospectus is not yet available to prospective purchasers, the Disclosure Package) so that the statements in the Prospectus (or, if the Prospectus is not yet available to prospective purchasers, the Disclosure Package) as so amended or supplemented will not, in the light of the circumstances when the Prospectus (or, if the Prospectus is not yet available to prospective purchasers, the Disclosure Package) is delivered to an Investor, be misleading or so that the Prospectus (or, if the Prospectus is not yet available to prospective purchasers, the Disclosure Package), as amended or supplemented, will comply with law. If at any time following issuance of an Issuer Free Writing Prospectus there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict with the information contained in the Registration Statement relating to the ADSs or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at that subsequent time, not misleading, the Company promptly will notify the Placement Agents and will promptly amend or supplement, at its own expense, such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission.

(g) Delivery of Copies. The Company will deliver promptly to the Placement Agents and its counsel such number of the following documents as the Placement Agents shall reasonably request: (i) conformed copies of the Registration Statement as originally filed with the Commission and each amendment thereto (in each case excluding exhibits), (ii) copies of any Preliminary Prospectus or Issuer Free Writing Prospectus, (iii) during the Prospectus Delivery Period, copies of the Prospectus (or any amendments or supplements thereto); (iii) any document incorporated by reference in the Prospectus (other than any such document that is filed with the Commission electronically via EDGAR or any successor system) and (iv) all correspondence to and from, and all documents issued to and by, the Commission in connection with the registration of the ADSs under the Securities Act.

(h) [Intentionally Omitted.]

(i) Earnings Statement.As soon as practicable, but in any event not later than 15 months after the end of the Company’s current fiscal quarter, the Company will make generally available to holders of its securities and deliver to the Placement Agents, an earnings statement of the Company (which need not be audited) that will satisfy the provisions of Section 11(a) and Rule 158 of the Securities Act.

(j) Use of Proceeds. The Company will apply the net proceeds from the sale of the ADSs in the manner set forth in the Registration Statement, Disclosure Package and the Prospectus under the heading “Use of Proceeds”.

(k) Lock-Up Agreements. The Company will cause each of its executive officers and directors whose names are set forth on Exhibit C hereto to furnish to the Placement Agents, on the date hereof, a letter, substantially in the form of Exhibit B hereto (the “Lock-Up Agreement”). The Company will enforce the terms of each Lock-Up Agreement and issue stop transfer instructions to the transfer agent for the Ordinary Shares with respect to any transaction or contemplated transaction that would constitute a breach or default under the applicable Lock-Up Agreement.

(l) Public Communications. Prior to the Closing Date, the Company will not issue any press release or other communication directly or indirectly or hold any press conference with respect to the Company, the Subsidiaries, their condition, financial or otherwise, or the earnings, business, operations or prospects of any of them, or the offering of the ADSs, without the prior written consent of Roth Capital, unless in the reasonable judgment of the Company and its counsel, and after notification to the Placement Agents, such press release or communication is required by law, in which case the Company shall use its reasonable best efforts to allow the Placement Agents reasonable time to comment on such release or other communication in advance of such issuance.

(m) Lock-Up Period. For a period of 90 days after the date hereof (the “Lock-Up Period”), the Company will not directly or indirectly, (1) offer to sell, hypothecate, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase (to the extent such option or contract to purchase is exercisable within one year from the Closing Date), purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to, any Ordinary Shares, or any securities convertible into or exercisable or exchangeable for Ordinary Shares; (2) file or cause to become effective a registration statement under the Securities Act relating to the offer and sale of any Ordinary Shares or securities convertible into or exercisable or exchangeable for Ordinary Shares or (3) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares, whether any such transaction described in clauses (1), (2) or (3) above is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise, without the prior written consent of Roth Capital (which consent may be withheld in its sole discretion), other than (i) the ADSs to be sold hereunder, (ii) the issuance of employee stock options pursuant to stock option plans described in the Registration Statement (excluding the exhibits thereto) and the Disclosure Package and the Prospectus, (iii) issuances of Ordinary Shares upon the exercise of options or warrants disclosed as outstanding in the Registration Statement (excluding the exhibits thereto) and the Disclosure Package and the Prospectus or upon the conversion or exchange of convertible or exchangeable securities outstanding as of the date of this Agreement; (iv) the issuance by the Company of any Ordinary Shares as consideration for mergers, acquisitions, other business combinations, or strategic alliances, occurring after the date of this Agreement; provided that each recipient of shares pursuant to this clause (iv) agrees that all such shares remain subject to restrictions substantially similar to those contained in this subsection 3(m); or (v) the purchase or sale of the Company’s securities pursuant to a plan, contract or instruction that satisfies all of the requirements of Rule 10b5-1(c)(1)(i)(B) that was in effect prior to the date hereof. Notwithstanding the foregoing, for the purpose of allowing the Placement Agents to comply with NASD Rule 2711(f)(4), if (1) during the last 17 days of the Lock-Up Period, the Company releases earnings results or publicly announces other material news or a material event relating to the Company occurs or (2) prior to the expiration of the Lock-Up Period, the Company announces that it will release earnings results during the 16 day period beginning on the last day of the Lock-Up Period, then in each case the Lock-Up Period will be extended until the expiration of the 18 day period beginning on the date of release of the earnings results or the public announcement regarding the material news or the occurrence of the material event, as applicable, unless Roth Capital waives, in writing, such extension. The Company agrees not to accelerate the vesting of any option or warrant or the lapse of any repurchase right prior to the expiration of the Lock-Up Period.

(n) Stabilization.The Company will not, and will cause the Subsidiaries not to, take directly or indirectly any action designed, or that might reasonably be expected to cause or result in, or that will constitute, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the ADSs.

(o) Transfer Agent; Depositary. The Company shall engage and maintain, at its expense, a transfer agent and depositary and, if necessary under the jurisdiction of incorporation of the Company, a registrar for the Ordinary Shares, ADSs and ADRs evidencing the ADSs.

(p) Investment Company Act. The Company shall not invest, or otherwise use the proceeds received by the Company from its sale of the ADSs in such a manner as would require the Company to register as an investment company under the Investment Company Act.

(r) Sarbanes-Oxley Act. The Company will comply with all effective applicable provisions of the Sarbanes Oxley Act.

(s) Periodic Reports. The Company will file with the Commission such periodic and special reports as required by the Securities Act.

4. Costs and Expenses. The Company, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated, will pay or reimburse if paid by the Placement Agents all actual out-of-pocket costs and expenses incident to the performance of the obligations of the Company under this Agreement and in connection with the transactions contemplated hereby, including but not limited to costs and expenses of or relating to (i) the preparation, printing, filing, delivery and shipping of the Registration Statement, any Issuer Free Writing Prospectus, each Preliminary Prospectus, the Disclosure Package and the Prospectus, and any amendment or supplement to any of the foregoing and the printing and furnishing of copies of each thereof to the Placement Agents and dealers (including costs of mailing and shipment), (ii) the registration, issue, sale and delivery of the ADSs including any stock or transfer taxes and stamp or similar duties payable upon the sale, issuance or delivery of the ADSs and the printing, delivery, and shipping of the certificates representing the ADSs, (iii) the fees and expenses of any transfer agent, registrar or depositary for the Ordinary Shares, ADSs and ADRs evidencing ADSs, (iv) any filings required to be made by the Placement Agents or the Company with the NASD, and the reasonable fees, disbursements and other charges of counsel for the Placement Agents in connection with the NASD’s review and approval of the Placement Agents’ participation in the offering (including all COBRADesk fees), (v) fees, disbursements and other charges of counsel to the Company (vi) listing fees, if any, for the listing or quotation of the ADSs on the Nasdaq National Market, (vii) fees and disbursements of the Company’s auditor incurred in delivering the letter(s) described in Section 5(j) of this Agreement, (viii) fees, disbursements and other charges of counsel to the Placement Agents (in addition to (iii) and (iv) above), and (ix) the costs and expenses of the Company and the Placement Agents in connection with the marketing of the offering and the sale of the ADSs to prospective investors including, but not limited to, those related to any presentations or meetings undertaken in connection therewith including, without limitation, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged with the written consent of the Company in connection with the road show presentations, travel, lodging and other expenses incurred by the officers of the Company and any such consultants, and the cost of any aircraft or other transportation chartered in connection with the road show. It is understood, however, that except as provided in this Section 4, Section 6 and Section 8(b), each Placement Agent shall pay all of its own expenses.

5. Conditions of Placement Agents’ Obligations. The obligations of the Placement Agents hereunder are subject to the following conditions:

(a) Filings with the Commission. The Prospectus shall have been filed with the Commission pursuant to Rule 424(b) under the Securities Act at or before 5:30 p.m., Eastern time, on the second full business day after the date of this Agreement (or such earlier time as may be required under the Securities Act).

(b) Abbreviated Registration Statement. If the Company has elected to rely upon Rule 462(b), the registration statement filed under Rule 462(b) shall have become effective under the Securities Act by 8:00 a.m., Eastern time, on the business day next succeeding the date of this Agreement.

(c) No Stop Orders. Prior to the Closing: (i) no stop order suspending the effectiveness of the Registration Statement shall have been issued under the Securities Act and no proceedings initiated under Section 8(d) or 8(e) of the Securities Act for that purpose shall be pending or threatened by the Commission, and (ii) any request for additional information on the part of the Commission (to be included in the Registration Statement, the Disclosure Package, the Prospectus or any Issuer Free Writing Prospectus or otherwise) shall have been complied with to the reasonable satisfaction of Roth Capital.

(d) Action Preventing Issuance. No action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any governmental agency or body which would, as of the Closing Date, prevent the issuance or sale of the ADSs; and no injunction, restraining order or order of any other nature by any federal or state court of competent jurisdiction shall have been issued as of the Closing Date which would prevent the issuance or sale of the ADSs.

(e) Objection of Placement Agents. No Prospectus or amendment or supplement to the Registration Statement shall have been filed to which Roth Capital shall have objected in writing, which objection shall not be unreasonable. Roth Capital shall not have advised the Company that the Registration Statement, the Disclosure Package or the Prospectus, or any amendment thereof or supplement thereto, or any Issuer Free Writing Prospectus contains an untrue statement of fact which, in its opinion, is material, or omits to state a fact which, in its opinion, is material and is required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(f) No Material Adverse Change. Prior to the Closing, there shall not have occurred any change, or any development involving a prospective change, in the condition, financial or otherwise, or in the earnings, business or operations of the Company and the Subsidiaries, taken as a whole, from that set forth in the Disclosure Package and the Prospectus that, in Roth Capital’s judgment, is material and adverse and that makes it, in Roth Capital’s judgment, impracticable to market the ADSs on the terms and in the manner contemplated in the Disclosure Package.

(g) Representations and Warranties. Each of the representations and warranties of the Company contained herein shall be true and correct when made and on and as of the Closing Date, as if made on such date (except that those representations and warranties that address matters only as of a particular date shall remain true and correct as of such date), and all covenants and agreements herein contained to be performed on the part of the Company and all conditions herein contained to be fulfilled or complied with by the Company at or prior to the Closing Date shall have been duly performed, fulfilled or complied with.

(h) Opinion of Counsel to the Company. The Placement Agents shall have received from each of (i) Carter Ledyard & Milburn LLP, U.S. counsel to the Company, and (ii) O’Donnell Sweeney, Irish counsel to the Company, each such counsel’s written opinion, addressed to the Placement Agents and the Investors and dated the Closing Date, in form and substance as is set forth on Exhibit D-1 and D-2, respectively, attached hereto. Each such counsel shall also have furnished to the Placement Agents a written statement, addressed to the Placement Agents and dated the Closing Date, in form and substance as set forth in Exhibit E attached hereto.

(i) Opinion of Counsel to the Depositary. The Placement Agents shall have received from Emmet, Marvin & Martin LLP, counsel for the Depositary, such counsel’s written opinion, addressed to the Placement Agents and the Investors and dated the Closing Date, in form and substance as is set forth on Exhibit F attached hereto.

(j) Accountant’s Comfort Letter. The Placement Agents shall have received on the date of the Time of Sale, a letter dated the date hereof, (the “Original Letter”), addressed to the Placement Agents and in form and substance reasonably satisfactory to Roth Capital and its counsel, from KPMG, which letter shall cover, without limitation, the various financial disclosures, if any, contained in the Disclosure Package and shall contain statements and information of the type customarily included in accountants’ “comfort letters” to underwriters, delivered according to Statement of Auditing Standards No. 72 and Statement of Auditing Standard No. 100 (or successor bulletins), with respect to the audited and unaudited financial statements and certain financial information contained in or incorporated by reference into the Registration Statement, the Disclosure Package and the Prospectus.  At the Closing Date, the Placement Agents shall have received from KPMG a letter, dated the Closing Date, which shall confirm, on the basis of a review in accordance with the procedures set forth in the Original Letter, that nothing has come to their attention during the period from the date of the Original Letter referred to in the prior sentence to a date (specified in the letter) not more than three days prior to the Closing Date which would require any change in the Original Letter if it were required to be dated and delivered at the Closing Date.

(k) Officer’s Certificate. The Placement Agents shall have received on the Closing Date a certificate, addressed to the Placement Agents and dated the Closing Date, of the chief executive or chief operating officer and the chief financial officer or chief accounting officer of the Company to the effect that:

(i) each of the representations, warranties and agreements of the Company in this Agreement were true and correct when originally made and are true and correct as of the Time of Sale and the Closing Date (except that those representations and warranties that address matters only as of a particular date shall remain true and correct as of such date); and the Company has complied with all agreements and satisfied all the conditions on its part required under this Agreement to be performed or satisfied at or prior to the Closing Date;

(ii) subsequent to the respective dates as of which information is given in the Disclosure Package, there has not been (A) a material adverse change or any development involving a prospective material adverse change in the general affairs, business, properties, management, financial condition or results of operations of the Company and the Subsidiaries, taken as a whole, (B) any transaction that is material to the Company and the Subsidiaries taken as a whole, except transactions entered into in the ordinary course of business, (C) any obligation, direct or contingent, that is material to the Company and the Subsidiaries taken as a whole, incurred by the Company or the Subsidiaries, except obligations incurred in the ordinary course of business, (D) except as disclosed in the Disclosure Package and in the Prospectus, any change in the capital stock (other than a change in the number of outstanding Ordinary Shares due to the issuance of shares upon the exercise of outstanding options or warrants) or any material change in the short term or long term indebtedness of the Company or any of the Subsidiaries taken as a whole, (E) any dividend or distribution of any kind declared, paid or made on the capital stock of the Company or any of the Subsidiaries or (F) any loss or damage (whether or not insured) to the property of the Company or any of its Subsidiaries which has been sustained or will have been sustained which has had or is reasonably likely to result in a Material Adverse Effect.

(iii) no stop order suspending the effectiveness of the Registration Statement or any part thereof or any amendment thereof or the qualification of the ADSs for offering or sale, nor suspending or preventing the use of the Disclosure Package, the Prospectus or any Issuer Free Writing Prospectus shall have been issued, and no proceedings for that purpose shall be pending or to their knowledge, threatened by the Commission or any state or regulatory body; and

(iv) the signers of said certificate have reviewed the Registration Statement, the Disclosure Package and the Prospectus, and any amendments thereof or supplements thereto (and any documents filed under the Exchange Act and deemed to be incorporated by reference into the Disclosure Package and the Prospectus), and (A) (i) each part of the Registration Statement and any amendment thereof do not and did not contain when the Registration Statement (or such amendment) became effective, any untrue statement of a material fact or omit to state, and did not omit to state when the Registration Statement (or such amendment) became effective, any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) as of the Time of Sale, neither the Disclosure Package nor any individual Issuer Limited Use Free Writing Prospectus, when considered together with the Disclosure Package, contained any untrue statement of material fact or omits to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (iii) the Prospectus, as amended or supplemented, does not and did not contain, as of its issue date, any untrue statement of material fact or omit to state and did not omit to state as of such date, a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (B) since the Time of Sale, there has occurred no event required to be set forth in an amendment or supplement to the Registration Statement, the Disclosure Package or the Prospectus which has not been so set forth and there has been no document required to be filed under the Exchange Act that upon such filing would be deemed to be incorporated by reference in to the Disclosure Package and into the Prospectus that has not been so filed.

(l) Secretary’s Certificate. On the Closing Date, the Company shall have furnished to the Placement Agents a Secretary’s Certificate of the Company.

(m) Other Filings with the Commission. The Company shall have prepared and filed with the Commission a Current Report on Form 6-K with respect to the transactions contemplated hereby, including as an exhibit thereto this Agreement and any other documents relating thereto.

(n) No NASD Objection. The NASD shall not have raised any objection with respect to the fairness and reasonableness of the placement agency terms and arrangements relating to the issuance and sale of the ADSs.

(o) Lock-Up Agreements. The Placement Agents shall have received copies of the executed Lock-Up Agreements executed by each person listed on Exhibit B hereto, and such Lock-Up Agreements shall be in full force and effect on the Closing Date.

(p) Additional Documents. Prior to the Closing Date, the Company shall have furnished to the Placement Agents such further information, certificates or documents as the Placement Agents shall have reasonably requested for the purpose of enabling them to pass upon the issuance and sale of the ADSs as contemplated herein, or in order to evidence the accuracy of any of the representations and warranties, or the satisfaction of any of the conditions or agreements, herein contained.

All opinions, letters, evidence and certificates mentioned above or elsewhere in this Agreement shall be deemed to be in compliance with the provisions hereof only if they are in form and substance reasonably satisfactory to counsel for the Placement Agents.

If any condition specified in this Section 5 is not satisfied when and as required to be satisfied, this Agreement may be terminated by Roth Capital by notice to the Company at any time prior to the Closing Date, which termination shall be without liability on the part of any party to any other party, except that Section 4, Section 6 and Section 8 shall at all times be effective and shall survive such termination.

6. Indemnification and Contribution.

(a) Indemnification of the Placement Agents. The Company agrees to indemnify, defend and hold harmless each Placement Agent, its directors and officers, and each person, if any, who controls such Placement Agent within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, and the successors and assigns of all of the foregoing persons, from and against any loss, damage, claim or liability, which, jointly or severally, each Placement Agent or any such person may become subject under the Securities Act, the Exchange Act, or other federal or state statutory law or regulation, the common law or otherwise, (including in settlement of any litigation, if such settlement is effected with the written consent of the Company), insofar as such loss, damage, claim or liability (or actions in respect thereof as contemplated below) arises out of or is based upon: (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, or any amendment thereto or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (ii) any untrue statement or alleged untrue statement of a material fact contained in any Preliminary Prospectus, any Issuer Free Writing Prospectus or the Prospectus (or any amendment or supplement thereto), or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading; and, in the case of (i) and (ii) above, to reimburse any Placement Agent and each such controlling person for any and all reasonable expenses (including reasonable fees and disbursements of counsel) as such expenses are incurred by such Placement Agent or such controlling person in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action; provided, however, that the foregoing indemnity shall not apply to any loss, claim, damage, liability or expense to the extent, but only to the extent, it arises out of or is based upon any untrue statement or alleged untrue statement of a material fact contained in or omitted from, and in conformity with information concerning the Placement Agents furnished in writing by or on behalf of the Placement Agents to the Company expressly for use therein, which information the parties hereto agree is limited to the Placement Agents Information (as defined in Section 7), (iii) any untrue statement or alleged untrue statement made by the Company in Section 3 hereof or the failure by the Company to perform when and as required any agreement or covenant contained herein or (iv) any untrue statement or alleged untrue statement of any material fact contained in any audio or visual materials provided to Investors by or with the approval of the Company or based upon written information furnished by or on behalf of the Company including, without limitation, slides, videos, films or tape recordings used in any road show or investor presentations made to investors by the Company (whether in person or electronically) or in connection with the marketing of the ADSs.

(b) Indemnification of the Company. Each Placement Agent, severally and not jointly, will indemnify, defend and hold harmless the Company, its directors and officers, and any person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, and the successors and assigns of all of the foregoing persons, from and against any loss, claim, damage, liability or expense, as incurred to which, jointly or severally, the Company or any such person may become subject under the Securities Act, the Exchange Act, or other federal or state statutory law or regulation, the common law or otherwise (including in settlement of any litigation, if such settlement is effected with the written consent of Roth Capital), insofar as such loss, claim, damage, liability or expense (or actions in respect thereof as contemplated below) arises out of or is based upon (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, or any amendment thereto, or the omission or alleged omission therefrom to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (ii) any untrue statement or alleged untrue statement of a material fact contained in any Preliminary Prospectus, any Issuer Free Writing Prospectus or the Prospectus (or any amendment or supplement thereto), or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading, in the case of each of (i) and (ii) above, to the extent but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statement, any Preliminary Prospectus, Issuer Free Writing Prospectus or the Prospectus (or any amendment or supplement thereto) in reliance upon and in conformity with information concerning the Placement Agents furnished in writing by or on behalf of the Placement Agents to the Company expressly for use therein and to reimburse the Company, or any such director, officer or controlling person for any legal and other expense reasonably incurred by the Company, or any such director, officer or controlling person in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action; provided, that the parties hereto hereby agree that such written information provided by the Placement Agents consists solely of the Placement Agents Information. Notwithstanding the provisions of this Section 6(b), in no event shall any indemnity by any Placement Agent under this Section 6(b) exceed the total compensation received by such Placement Agent in accordance with Section 1(b).

(c) Notice and Procedures. If any action, suit or proceeding (each, a “Proceeding”) is brought against a person (an “indemnified party”) in respect of which indemnity may be sought against the Company or the Placement Agents (as applicable, the “indemnifying party”) pursuant to subsection (a) or (b), respectively, of this Section 6, such indemnified party shall promptly notify such indemnifying party in writing of the institution of such Proceeding and such indemnifying party shall assume the defense of such Proceeding, including the employment of counsel reasonably satisfactory to such indemnified party and payment of all fees and expenses; provided, however, that the omission to so notify such indemnifying party shall not relieve such indemnifying party from any liability which such indemnifying party may have to any indemnified party or otherwise, except to the extent the indemnifying party does not otherwise learn of the Proceeding and such failure results in the forfeiture by the indemnifying party of substantial rights or defenses. The indemnified party or parties shall have the right to employ its or their own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of such indemnified party or parties unless (i) the employment of such counsel shall have been authorized in writing by the indemnifying party in connection with the defense of such Proceeding, (ii) the indemnifying party shall not have, within a reasonable period of time in light of the circumstances, employed counsel to defend such Proceeding or (iii) such indemnified party or parties shall have reasonably concluded that there may be defenses available to it or them which are different from, additional to or in conflict with those available to such indemnifying party (in which case such indemnifying party shall not have the right to direct the defense of such Proceeding on behalf of the indemnified party or parties ), in any of which events such reasonable fees and expenses shall be borne by such indemnifying party and paid as incurred (it being understood, however, that such indemnifying party shall not be liable for the expenses of more than one separate counsel (in addition to any local counsel) in any one Proceeding or series of related Proceedings in the same jurisdiction representing the indemnified parties who are parties to such Proceeding). An indemnifying party shall not be liable for any settlement of any Proceeding effected without its written consent but, if settled with its written consent or if there be a final judgment for the plaintiff, such indemnifying party agrees to indemnify and hold harmless the indemnified party or parties from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the second sentence of this Section 6(c), then the indemnifying party agrees that it shall be liable for any settlement of any Proceeding effected without its written consent if (i) such settlement is entered into more than 60 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall not have fully reimbursed the indemnified party in accordance with such request prior to the date of such settlement and (iii) such indemnified party shall have given the indemnifying party at least 30 days’ prior notice of its intention to settle. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement, compromise or consent to the entry of judgment in any pending or threatened Proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such Proceeding and does not include an admission of fault or culpability or a failure to act by or on behalf of such indemnified party.

(d) Contribution. If the indemnification provided for in this Section 6 is unavailable to an indemnified party under subsections (a) or (b) of this Section 6 or insufficient to hold an indemnified party harmless in respect of any losses, claims, damages, liabilities or expenses referred to therein, then each applicable indemnifying party shall, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of the losses, claims, damages, liabilities or expenses referred to in subsection (a) or (b) above, (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Placement Agents on the other from the offering of the ADSs or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the indemnifying party or parties on the one hand and the indemnified party or parties on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Placement Agents on the other hand shall be deemed to be in the same respective proportions as the total net proceeds from the offering of the ADSs (before deducting expenses) received by the Company and the total placement agent commissions received by the Placement Agents, in each case as set forth on the cover of the Prospectus, bear to the aggregate public offering price of the ADSs. The relative fault of the Company on the one hand and the Placement Agents on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company, on the one hand, or by the Placement Agents, on the other hand, and the parties’ relevant intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The Company and the Placement Agents agree that it would not be just and equitable if contribution pursuant to this subsection (d) were to be determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the first sentence of this Section 6(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities referred to in the first sentence of this Section 6(d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending against any action or claim which is the subject of this Section 6(d). Notwithstanding the provisions of this Section 6(d), each Placement Agent shall not be required to contribute any amount in excess of the total commissions received by such Placement Agent in accordance with Section 1(b). No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Placement Agents’ obligations in this Section 6(d) to contribute are several in proportion to the compensation received by each of the Placement Agents and not joint.

(e) Representations and Agreements to Survive Delivery. The obligations of the Company under this Section 6 shall be in addition to any liability which the Company may otherwise have. The indemnity and contribution agreements contained in this Section 6 and the covenants, warranties and representations of the Company contained in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of the Placement Agents, any person who controls any Placement Agent within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act or any affiliate of any Placement Agent, or by or on behalf of the Company, its directors or officers or any person who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, and (iii) the issuance and delivery of the ADSs. The Company and the Placement Agents agree promptly to notify each other of the commencement of any Proceeding against it and, in the case of the Company, against any of the Company’s officers or directors in connection with the issuance and sale of the ADSs, or in connection with the Registration Statement, the Disclosure Package or the Prospectus.

7. Information Furnished by Placement Agents.The Company acknowledges that the statements set forth in the ninth paragraph under the heading “Plan of Distribution” in the Prospectus (the “Placement Agents Information”) constitute the only information relating to the Placement Agents furnished in writing to the Company by the Placement Agents as such information is referred to in Sections 2 and 6 hereof.

8. Termination. (a) Roth Capital shall have the right to terminate this Agreement by giving notice as hereinafter specified at any time at or prior to the Closing Date, without liability on the part of the Placement Agents to the Company, if (i) prior to delivery and payment for the ADSs (A) trading in securities generally shall have been suspended or materially limited on or by the New York Stock Exchange, the American Stock Exchange or the National Association of Securities Dealers, Inc., (each, a “Trading Market”), (B) trading in the ADSs or Ordinary Shares of the Company shall have been suspended or materially limited on any exchange or in the over-the-counter market, (C) a general moratorium on commercial banking activities shall have been declared by federal or New York state authorities, (D) there shall have occurred any outbreak or material escalation of hostilities or acts of terrorism involving the United States or there shall have been a declaration by the United States of a national emergency or war, (E) there shall have occurred any other calamity or crisis or any material change in general economic, political or financial conditions in the United States or elsewhere, if the effect of any such event specified in clause (D) or (E), in the judgment of Roth Capital, makes it impractical or inadvisable to proceed with the completion of the sale of and payment for the ADSs on the Closing Date on the terms and in the manner contemplated by this Agreement, the Disclosure Package and the Prospectus, or (ii) since the time of execution of this Agreement or the earlier respective dates as of which information is given in the Disclosure Package, there has been (A) any Material Adverse Effect or (B) the Company shall have sustained a loss by strike, fire, flood, earthquake, accident or other calamity of such character that in the judgment of Roth Capital would, individually or in the aggregate, result in a Material Adverse Effect and which would, in the judgment of Roth Capital, make it impracticable or inadvisable to proceed with the offering or the delivery of the ADSs on the terms and in the manner contemplated in the Disclosure Package. Any such termination shall be without liability of any party to any other party except that the provisions of Section 4, Section 6, Section 8(b) and Section 11 hereof shall at all times be effective notwithstanding such termination.

(b) If (1) this Agreement shall be terminated by Roth Capital pursuant to Section 5, Section 8(a)(i)(B) or Section 8(a)(ii)(A) or (2) the sale of the ADSs to Investors is not consummated because of any failure, refusal or inability on the part of the Company to comply with the terms or perform any agreement or obligation of this Agreement or any Subscription Agreement, other than by reason of a default by the Placement Agents, the Company will, in addition to paying the amounts described in Section 4 hereof, reimburse the Placement Agents for all of their reasonable and actual out-of-pocket disbursements (including, but not limited to, the fees and disbursements of their counsel).

9. Notices. All statements, requests, notices and agreements hereunder shall be in writing or by facsimile, and:

(a) if to the Placement Agents, shall be delivered or sent by mail, telex or facsimile transmission to:

Roth Capital Partners, LLC 24 Corporate Plaza Newport Beach, California 92660 Attention: Managing Director Facsimile No.: 949-720-7223

with a copy (which shall not constitute notice) to:

Lowenstein Sandler PC 1251 Avenue of the Americas New York, New York 10020 Attention: Michael D. Maline, Esq. Facsimile No.: 973-422-6873

(b) if to the Company shall be delivered or sent by mail, telex or facsimile transmission to:

Trinity Biotech plc IDA Business Park Bray, Co. Wicklow Ireland Attention: Chief Financial Officer Facsimile No.: 011-353-1276-9883

with a copy (which shall not constitute notice) to:

Carter Ledyard & Milburn LLP 2 Wall Street New York, New York 10005 Attention: Alan J. Bernstein, Esq. Facsimile No.: 212-732-3232

Any such notice shall be effective only upon receipt. Any party to this Agreement may change such address for notices by sending to the parties to this Agreement written notice of a new address for such purpose.

10. Persons Entitled to Benefit of Agreement. This Agreement shall inure to the benefit of and shall be binding upon the Placement Agents, the Company and their respective successors and assigns and the controlling persons, officers and directors referred to in Section 6. Nothing in this Agreement is intended or shall be construed to give to any other person, firm or corporation, other than the persons, firms or corporations mentioned in the preceding sentence, any legal or equitable remedy or claim under or in respect of this Agreement, or any provision herein contained. The term “successors and assigns” as herein used shall not include any purchaser of the ADSs by reason merely of such purchase.

11. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the conflicts of laws provisions thereof.

12. No Fiduciary Relationship. The Company hereby acknowledges that the Placement Agents are acting solely as a placement agents in connection with the offering of the Company’s securities. The Company further acknowledges that the Placement Agents are acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm’s length basis and in no event do the parties intend that the Placement Agents act or be responsible as a fiduciary to the Company, its management, stockholders, creditors or any other person in connection with any activity that the Placement Agents may undertake or have undertaken in furtherance of the offering of the Company’s securities, either before or after the date hereof. The Placement Agents hereby expressly disclaims any fiduciary or similar obligations to the Company, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and the Company hereby confirms its understanding and agreement to that effect. The Company and the Placement Agents agree that they are each responsible for making their own independent judgments with respect to any such transactions, and that any opinions or views expressed by the Placement Agents to the Company regarding such transactions, including but not limited to any opinions or views with respect to the price or market for the Company’s securities, do not constitute advice or recommendations to the Company. The Company hereby waives and releases, to the fullest extent permitted by law, any claims that the Company may have against the Placement Agents with respect to any breach or alleged breach of any fiduciary or similar duty to the Company in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions.

13.Headings. The Section headings in this Agreement have been inserted as a matter of convenience of reference and are not a part of this Agreement.

14. Amendments and Waivers. No supplement, modification or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby. The failure of a party to exercise any right or remedy shall not be deemed or constitute a waiver of such right or remedy in the future. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (regardless of whether similar), nor shall any such waiver constitute a continuing waiver unless otherwise expressly provided.

15. Submission to Jurisdiction. Except as set forth below, no Proceeding may be commenced, prosecuted or continued in any court other than the courts of the State of New York located in the City and County of New York or in the United States District Court for the Southern District of New York, which courts shall have jurisdiction over the adjudication of such matters, and the Company hereby consents to the jurisdiction of such courts and personal service with respect thereto. The Company hereby consents to personal jurisdiction, service and venue in any court in which any Proceeding arising out of or in any way relating to this Agreement is brought by any third party against the Placement Agents. The Company hereby waives all right to trial by jury in any Proceeding (whether based upon contract, tort or otherwise) in any way arising out of or relating to this Agreement. The Company agrees that a final judgment in any such Proceeding brought in any such court shall be conclusive and binding upon the Company and may be enforced in any other courts in the jurisdiction of which the Company is or may be subject, by suit upon such judgment.

16. Counterparts. This Agreement may be executed in one or more counterparts and, if executed in more than one counterpart, the executed counterparts shall each be deemed to be an original and all such counterparts shall together constitute one and the same instrument. Delivery of an executed counterpart by facsimile shall be effective as delivery of a manually executed counterpart thereof.

If the foregoing is in accordance with your understanding of the agreement between the Company and the Placement Agents, kindly indicate your acceptance in the space provided for that purpose below.

Very truly yours,

TRINITY BIOTECH PLC

By:	/s/ Rory Nealon
Name:	Rory Nealon
Title:	Chief Financial Officer

Accepted as of
the date first above written:

ROTH CAPITAL PARTNERS, LLC

By:  /s/ John Dalfonsi
        Name: John Dalfonsi
        Title: Managing Director

By its signature hereto, J&E Davy (i) represents and warrants that it is a member of the Irish Stock Exchange and the London Stock Exchange, and is authorised by the Financial Regulator under the Stock Exchange Act 1995 and (ii) agrees that in connection with the offering it will comply with the applicable laws, rules and regulations of any applicable regulatory body.

J&E DAVY

By:  /s/ Ronan Godfrey
        Name: Ronan Godfrey
        Title: Managing Director

Schedules and Exhibits

Schedule 2(i):	Subsidiaries

Schedule 2(j):	Capitalization

Schedule 2(r):	Material Change

Schedule I:	Placement Agents

Schedule II:	Issuer General Free Writing Prospectuses

Schedule III:	Subsidiaries

Exhibit A:	Form of Subscription Agreement

Exhibit B:	Form of Lock-Up Agreement

Exhibit C:	List of Directors and Executive Officers Executing Lock-Up Agreements

Exhibit D-1:	Matters to be Covered in the Opinion of U.S. Counsel to the Company

Exhibit D-2:	Matters to be Covered in the Opinion of Irish Counsel to the Company

Exhibit E:	Form of Written Statement of Counsel to the Company

Exhibit F:	Matters to be Covered in the Opinion of Counsel to the Depositary

Exhibit G:	Pricing Information

Schedule 2(i)

In connection with the acquisition of Primus Corporation (“Primus”) on July 19, 2005, Trinity Biotech Inc. pledged its interest in the shares in Primus to the selling shareholders to secure a deferred purchase price obligation in the amount of $3,000,000 under a secured promissory note as of the same date.

Schedule 2(j)

Ordinary Shares in the amount of $60,000 have been issued to a former employee, but have not been paid for as of the date of the Agreement. The employee promised payment in 2006.

Schedule 2(r)

On January 1 and April 1, 2006, the Company made two quarterly payments due under its outstanding 3% Convertible Notes due January 2007, in the aggregate amount of $3.7 million.

Schedule I

Placement Agents

Placement Agent	Number of ADS

Roth Capital Partners, LLC	2,385,000
J&E Davy	290,000

Total:	2,675,000

Schedule II

Issuer General Free Writing Prospectuses

None.

Schedule III

Subsidiaries

Name and registered office	Principal activity	Principal Country of incorporation and operation	Group % holding

Trinity Biotech plc IDA Business Park, Bray, Co. Wicklow, Ireland	Investment and holding company	Ireland	Holding Company

Trinity Biotech Manufacturing Limited IDA Business Park, Bray, Co. Wicklow, Ireland	Manufacture and sale of diagnostic test kits	Ireland	100%

Trinity Research Limited IDA Business Park, Bray, Co. Wicklow, Ireland	Research and development	Ireland	100%

Trinity Biotech Sales Limited IDA Business Park, Bray, Co. Wicklow, Ireland	Non – trading	Ireland	100%

Benen Trading Limited IDA Business Park, Bray, Co. Wicklow, Ireland	Trading	Ireland	100%

Trinity Biotech Manufacturing Services Limited IDA Business Park, Bray, Co. Wicklow, Ireland	Engineering services	Ireland	100%

Trinity Biotech Inc (Formerly Disease Detection International Inc) Girts Road, Jamestown, NY 14702,USA	Holding Company	U.S.A.	100%

Clark Laboratories Inc Trading as Trinity Biotech (USA) Girts Road, Jamestown NY14702, USA	Manufacture and sale of diagnostic test kits	U.S.A.	100%

FHC Corporation Girts Road, Jamestown NY14702, USA	Non – trading	U.S.A.	100%

Mardx Diagnostics Inc 5919 Farnsworth Court Carlsbad CA 92008, USA	Manufacture and sale of diagnostic test kits	U.S.A.	100%

Fitzgerald Industries International, Inc 2711 Centerville Road, Suite 400 Wilmington, New Castle Delaware, 19808	Management services company	U.S.A.	100%

Biopool Us Inc Girts Road, Jamestown NY14702, USA	Sale of diagnostic test kits	U.S.A.	100%

Primus Corporation 4231 E 75th Terrace Kansas City, MO 64132	Manufacture and sale of diagnostic test kits and instrumentation	U.S.A.	100%

Primus International LLC 2711 Centreville Road, Suite 400 Wilmington, DE 19808	Sale of diagnostic test kits and instrumentation	U.S.A.	50%

Chronomed Inc. Delaware	Development of diagnostic test instrumentation	U.S.A.	24%

Primus International LLC H.K. Ltd., Room 605-606, Alliance Building, 130 Connaught Road, Central Hong Kong	Sale of diagnostic test kits and instrumentation	China	50%

Primus Medical (Shanghai) Company Ltd. 14P, 985 Dong Fan Road, Pudong New Area, PRC 200122	Sale of diagnostic test kits and instrumentation	China	50%

Eastcourt Limited Chichester House 278/282, High Holborn London, UK	Non-trading	UK	100%

Trinity Biotech UK Holdings Ltd (Formerly Centocor UK Holdings Ltd) Shalford Guildford, Surrey, UK	Holding company	UK	100%

Trinity Biotech UK Ltd (Formerly Centocor UK Holdings Ltd) Shalford Guildford, Surrey, UK	In voluntary liquidation	UK	100%

Trinity Biotech (UK Sales) Limited 54 Queens Road Reading RG1 4A2, England	Sales of diagnostic kits	UK	100%

Trinity Biotech GmbH Otto Hesse Str 19 64293 Darmstadt, Germany	Manufacture of diagnostic instrumentation and sale of diagnostic test kits	Germany	100%

Biopool AB S-903 47 Umea Sweden	Manufacture and sale of diagnostic test kits	Sweden	100%

Exhibit A

Form of Subscription Agreement

This subscription (this “Subscription”) is dated April 5, 2006, by and between the investor identified on the signature page hereto (the “Investor”) and Trinity Biotech plc, an Irish public limited company (the “Company”), whereby the parties agree as follows:

1. Subscription.

(a) Investor agrees to buy and the Company agrees to sell and issue to Investor such number of American Depositary Shares (“ADSs”), each representing four (4) Class A Ordinary Shares, par value $0.0109 per share (the “Ordinary Shares”), of the Company, set forth on the signature page hereto, for an aggregate purchase price set forth on the signature page hereto (the “Purchase Price”).

(b) The ADSs have been registered on a Registration Statement on Form F-3, Registration No. 333-124385, which registration statement (the “Registration Statement”) has been declared effective by the Securities and Exchange Commission, has remained effective since such date and is effective on the date hereof.

(c) NO LATER THAN ONE (1) BUSINESS DAY AFTER THE EXECUTION OF THIS SUBSCRIPTION AGREEMENT BY THE INVESTOR AND THE COMPANY, THE INVESTOR SHALL REMIT BY WIRE TRANSFER THE AMOUNT OF FUNDS EQUAL TO THE AGGREGATE PURCHASE PRICE FOR THE ADSs BEING PURCHASED BY THE INVESTOR TO THE FOLLOWING ACCOUNT designated by the Company and the Placement Agents Engaged by the Company in connection with the sale and issuance of the ADSs (the “Placement agents”) pursuant to the terms of that certain Escrow Agreement (the “Escrow Agreement”) dated as of the date hereof, by and among the Company, the Placement Agents and Lowenstein Sandler PC (the “Escrow Agent”):

PNC Bank New Jersey ABA#: 031-207-607 Account Name: Lowenstein Sandler PC Attorney Trust Account Account #: 8025720174 International Wires: SWIFT Code: PNCCUS33

Such funds shall be held in escrow until the Closing Date and delivered by the Escrow Agent on behalf of the Investor to the Company unless (i) the agreement between the Company and the Placement Agents (the “Placement Agreement”) is terminated pursuant to the terms thereof or (ii) determined that the conditions to closing in the Placement Agreement have not been satisfied. The Investor’s obligations are expressly not conditioned on the purchase by any or all other investors of the ADSs that they have agreed to purchase from the Company.. The Placement Agents shall have no rights in or to any of the escrowed funds, unless the Placement Agents and the Escrow Agent are notified in writing by the Company in connection with the closing that a portion of the escrowed funds shall be applied to the Placement Agents’ fees. The Company and the Investor agree to indemnify and hold the Escrow Agent harmless from and against any and all losses, costs, damages, expenses and claims (including, without limitation, court costs and reasonable attorneys fees) (“Losses”) arising under this Section 1(c) or otherwise with respect to the funds held in escrow pursuant hereto or arising under the Escrow Agreement, unless it is finally determined that such Losses resulted directly from the willful misconduct or gross negligence of the Escrow Agent. Anything in this Subscription to the contrary notwithstanding, in no event shall the Escrow Agent be liable for any special, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Escrow Agent has been advised of the likelihood of such loss or damage and regardless of the form of action.

Investor acknowledges that the Escrow Agent acts as counsel to the Placement Agents, and shall have the right to continue to represent the Placement Agents, in any action, proceeding, claim, litigation, dispute, arbitration or negotiation in connection with the offering of the ADSs, and Investor hereby consents thereto and waives any objection to the continued representation of the Placement Agents by the Escrow Agent in connection therewith based upon the services of the Escrow Agent under the Escrow Agreement, without waiving any duty or obligation the Escrow Agent may have to any other person.

(d) NO LATER THAN ONE (1) BUSINESS DAY AFTER THE EXECUTION OF THIS SUBSCRIPTION AGREEMENT BY THE INVESTOR AND THE COMPANY, THE INVESTOR SHALL DIRECT THE BROKER-DEALER AT WHICH THE ACCOUNT OR ACCOUNTS TO BE CREDITED WITH THE ADSs ARE MAINTAINED TO SET UP A DEPOSIT/WITHDRAWAL AT CUSTODIAN (“DWAC”) INSTRUCTING THE TRANSFER AGENT TO CREDIT SUCH ACCOUNT OR ACCOUNTS WITH THE ADSs.

(e) On April 11, 2006 (the “Closing Date”), the Company shall deliver to Investor the ADSs via the Depository Trust Company’s (“DTC”) Deposit or Withdrawal at Custodian system via the DTC instructions set forth on the signature page hereto, such ADSs to be registered in such name or names as designated by the Investor on the signature page hereto.  The ADSs shall be unlegended and free of any resale restrictions.

2.  Company Representations and Warranties.  The Company represents and warrants that: (a) it has full right, power and authority to enter into this Subscription and to perform all of its obligations hereunder; (b) this Subscription has been duly authorized and executed by and constitutes a valid and binding agreement of the Company enforceable in accordance with its terms; (c) the execution and delivery of this Subscription and the consummation of the transactions contemplated hereby do not conflict with or result in a breach of (i) the Company’s Articles of Association or Memorandum of Association, or (ii) any material agreement to which the Company is a party or by which any of its property or assets is bound; (d) the ADSs have been duly authorized for sale and issuance, and when issued and delivered by the Company against payment therefor pursuant to this Subscription, will be validly issued, fully paid and nonassessable; (e) the Registration Statement and any post-effective amendment thereto, at the time it became effective, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (f) the prospectus contained in the Registration Statement, as amended or supplemented, did not contain as of the effective date thereof, and as of the date hereof does not contain, any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and (g) all preemptive rights or rights of first refusal held by stockholders of the Company and applicable to the transactions contemplated hereby have been duly satisfied or waived in accordance with the terms of the agreements between the Company and such stockholders conferring such rights.

3.    Investor Representations, Warranties and Acknowledgments.  The Investor represents and warrants that: (a) it has full right, power and authority to enter into this Subscription and to perform all of its obligations hereunder; (b) this Subscription has been duly authorized and executed by the Investor and constitutes a valid and binding agreement of the Investor enforceable against the Investor in accordance with its terms; (c) the execution and delivery of this Subscription and the consummation of the transactions contemplated hereby do not conflict with or result in a breach of (i) the Investor’s certificate of incorporation or by-laws (or other governing documents), or (ii) any material agreement or any law or regulation to which the Investor is a party or by which any of its property or assets is bound; and (d) prior to the execution hereof, Investor has received in portable document format the Company’s preliminary prospectus supplement, dated April 5, 2006, and the accompanying base prospectus, dated May 16, 2005, relating to the Company’s sale of the ADSs.

4. Miscellaneous.

(a) This Subscription constitutes the entire understanding and agreement between the parties with respect to its subject matter, and there are no agreements or understandings with respect to the subject matter hereof which are not contained in this Subscription.  This Subscription may be modified only in writing signed by the parties hereto.

(b) This Subscription may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument and shall become effective when counterparts have been signed by each party and delivered to the other parties hereto, it being understood that all parties need not sign the same counterpart.  Execution may be made by delivery by facsimile.

(c) The provisions of this Subscription are severable and, in the event that any court or officials of any regulatory agency of competent jurisdiction shall determine that any one or more of the provisions or part of the provisions contained in this Subscription shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Subscription and this Subscription shall be reformed and construed as if such invalid or illegal or unenforceable provision, or part of such provision, had never been contained herein, so that such provisions would be valid, legal and enforceable to the maximum extent possible, so long as such construction does not materially adversely effect the economic rights of either party hereto.

(d) All communications hereunder, except as may be otherwise specifically provided herein, shall be in writing and shall be mailed, hand delivered, sent by a recognized overnight courier service such as Federal Express, or sent via facsimile and confirmed by letter, to the party to whom it is addressed at the following addresses or such other address as such party may advise the other in writing:

To the Seller:  as set forth on the signature page hereto.

To the Buyer:  as set forth on the signature page hereto.

All notices hereunder shall be effective upon receipt by the party to which it is addressed.

(e) This Subscription shall be governed by and interpreted in accordance with the laws of the State of New York for contracts to be wholly performed in such state and without giving effect to the principles thereof regarding the conflict of laws.  To the extent determined by such court, the prevailing party shall reimburse the other party for any reasonable legal fees and disbursements incurred in enforcement of, or protection of any of its rights under this Subscription.

If the foregoing correctly sets forth our agreement, please confirm this by signing and returning to us the duplicate copy of this Subscription.

TRINITY BIOTECH PLC

By:

Name:
Number of ADSs: __________________________________________		Title:

Purchase Price Per ADS: $8.60

Aggregate Purchase Price: ___________________________________		Address for Notice:

Trinity Biotech plc
INVESTOR: _____________________________________________		IDA Business Park
Bray, Co. Wicklow
Ireland
By: _____________________________________________		Facsimile: 011-353-1276-9883
Name:		Attention: Chief Executive Officer
Title:

Address for Notice:

__________________________________________________________

__________________________________________________________
Facsimile: __________________________________________________
Attention: __________________________________________________

DWAC Instructions:
Name of DTC Participant: _________________________________
DTC Participant Number: _________________________________
Account Number: ______________________________________

NO LATER THAN ONE (1) BUSINESS DAY AFTER THE EXECUTION OF THIS SUBSCRIPTION BY THE INVESTOR AND THE COMPANY, THE INVESTOR SHALL DIRECT THE BROKER-DEALER AT WHICH THE ACCOUNT OR ACCOUNTS TO BE CREDITED WITH THE ADSs ARE MAINTAINED TO SET UP A DEPOSIT/WITHDRAWAL AT CUSTODIAN (“DWAC”) INSTRUCTING THE TRANSFER AGENT TO CREDIT SUCH ACCOUNT OR ACCOUNTS WITH THE ADSs.

NO LATER THAN ONE (1) BUSINESS DAY AFTER THE EXECUTION OF THIS SUBSCRIPTION BY THE INVESTOR AND THE COMPANY, THE INVESTOR SHALL REMIT BY WIRE TRANSFER NO LATER THAN ONE (1) BUSINESS DAY AFTER THE EXECUTION OF THIS SUBSCRIPTION BY THE INVESTOR AND THE COMPANY, THE INVESTOR SHALL REMIT BY WIRE TRANSFER THE AMOUNT OF FUNDS EQUAL TO THE AGGREGATE PURCHASE PRICE FOR THE ADSS BEING PURCHASED BY THE INVESTOR TO THE FOLLOWING ACCOUNT:

PNC Bank New Jersey ABA#: 031-207-607 Account Name: Lowenstein Sandler PC Attorney Trust Account Account #: 8025720174 International Wires: SWIFT Code: PNCCUS33

Exhibit B

Form of Lock-Up Agreement

April 5, 2006

Roth Capital Partners, LLC
24 Corporate Plaza
Newport Beach, California 92660

J&E Davy
Davy House
49 Dawson Street
Dublin 2
Ireland

Ladies and Gentlemen:

The undersigned understands that you, as Placement Agents, propose to enter into the Placement Agency Agreement (the “Placement Agency Agreement”) with Trinity Biotech plc., an Irish public limited company (the “Company”), providing for the offering (the “Offering”) of American Depositary Shares (the “ADSs”), each representing four (4) Class A Ordinary Shares, par value $0.0109 per share (the “Ordinary Shares”), of the Company. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Placement Agency Agreement.

In consideration of the foregoing, and in order to induce you to participate the Offering, and for other good and valuable consideration receipt of which is hereby acknowledged, the undersigned hereby agrees that, without the prior written consent of Roth Capital Partners, LLC (which consent may be withheld in its sole discretion), the undersigned will not, during the period (the “Lock-Up Period”) beginning on the date hereof and ending on the date 90days after the date of the final prospectus (including the final prospectus supplement) to be used in confirming the sale of the ADSs (the “Final Prospectus”), (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file (or participate in the filing of) a registration statement with the Securities and Exchange Commission in respect of, any ADSs or Ordinary Shares or any securities convertible into or exercisable or exchangeable for ADSs or Ordinary Shares (including without limitation, ADSs or Ordinary Shares which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant), (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ADSs or Ordinary Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of ADSs or Ordinary Shares or such other securities, in cash or otherwise, (3) make any demand for or exercise any right with respect to, the registration of any ADSs or Ordinary Shares or any security convertible into or exercisable or exchangeable for ADSs or Ordinary Shares, or (4) publicly announce an intention to effect any transaction specific in clause (1), (2) or (3) above.

Notwithstanding the foregoing, the restrictions set forth in clause (1) and (2) above shall not apply to (a) transfers (i) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth herein, (ii) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, (iii) with your prior written consent or (iv) effected pursuant to any exchange of “underwater” options with the Company, (b) the acquisition or exercise of any stock option issued pursuant to the Company’s existing stock option plan, including any exercise effected by the delivery of ADSs or Ordinary Shares of the Company held by the undersigned, or (c) the purchase or sale of the Company’s securities pursuant to a plan, contract or instruction that satisfies all of the requirements of Rule 10b5-1(c)(1)(i)(B) that was in effect prior to the date hereof.  For purposes of this Lock-Up Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.  None of the restrictions set forth in this Lock-Up Agreement shall apply to ADSs or Ordinary Shares acquired in open market transactions.

For the purpose of allowing you to comply with NASD Rule 2711(f)(4), if (1) during the last 17 days of the Lock-Up Period, the Company releases earnings results or publicly announces other material news or a material event relating to the Company occurs or (2) prior to the expiration of the Lock-Up Period, the Company announces that it will release earnings results during the 16 day period beginning on the last day of the Lock-Up Period, then in each case the Lock-Up Period will be extended until the expiration of the 18 day period beginning on the date of release of the earnings results or the public announcement regarding the material news or the occurrence of the material event, as applicable, unless Roth Capital Partners, LLC waives, in writing, such extension. The Company agrees not to accelerate the vesting of any option or warrant or the lapse of any repurchase right prior to the expiration of the Lock-Up Period. In furtherance of the foregoing, the Company, and any duly appointed transfer agent or depositary for the registration or transfer of the securities described herein, are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement.

The foregoing restrictions are expressly agreed to preclude the undersigned from engaging in any hedging or other transaction which is designed to or reasonably expected to lead to or result in a sale or disposition of the ADSs or Ordinary Shares even if such securities would be disposed of by someone other than the undersigned. Such prohibited hedging or other transactions would include without limitation any short sale or any purchase, sale or grant of any right (including without limitation any put option or put equivalent position or call option or call equivalent position) with respect to any of the ADSs or Ordinary Shares or with respect to any security that includes, relates to, or derives any significant part of its value from such ADSs or Ordinary Shares.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement.  All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar or depositary against the transfer of the undersigned’s ADSs or Ordinary Shares except in compliance with the foregoing restrictions.

The undersigned understands that, if the Placement Agency Agreement does not become effective, or if the Placement Agency Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the ADSs to be sold thereunder, the undersigned shall be released from all obligations under this Lock-Up Agreement.

This Lock-Up Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of laws principles thereof.

Very truly yours,

Name:

Exhibit C

List of Directors and Executive Officers Executing Lock-Up Agreements

Ronan O’Caoimh
Denis Burger
Brendan Farrell
James Walsh
Rory Nealon
Peter Coyne

Exhibit D-1

Matters To Be Covered In The
Opinion Of U.S. Counsel To The Company

1. Each U.S. Subsidiary is a corporation validly existing and in good standing under the laws of the state of its incorporation with the requisite corporate power and authority necessary to own or lease, as the case may be and operate its properties and to conduct its business as currently being carried on and as it is described in the Registration Statement, the Disclosure Package and the Prospectus.

2. The statements in the Prospectus under the heading “Description of Class A Ordinary Shares”, insofar as such statements purport to summarize certain provisions of the Deposit Agreement, constitute an accurate summary of such provisions;

3. The statements in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005 under the heading “U.S. Federal Income Tax Consequences to U.S. Holders”, insofar as such statements purport to summarize certain federal income tax laws of the United States, constitute an accurate summary thereof;.

4. Upon the due and valid issuance of ADRs evidencing ADSs against deposit of Ordinary Shares in respect thereof and against payment therefor in accordance with the provisions of the Placement Agency Agreement and the Deposit Agreement, the persons in whose names the ADRs are registered will be entitled to the rights of registered holders of ADRs specified in the ADRs and in the Deposit Agreement;

5. The Placement Agency Agreement and each of the Subscription Agreements have been duly executed and delivered by the Company and constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms.

6. The Registration Statement has become effective under the Securities Act, and, to our knowledge, no stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereof has been issued by the Commission, nor, to our knowledge, is a proceeding for that purpose pending before or threatened by the Commission; and all filings required by Rule 424(b) and Rule 430(A), 430(B) or 430(C) promulgated under the Securities Act have been made in the manner and within the time period required by Rule 424(b).

7. The Registration Statement, the Statutory Prospectus included in the Disclosure Package and the Prospectus, and any amendment thereof or supplement thereto (except as to the financial statements and schedules, and other financial or statistical data contained in the Registration Statement, the Disclosure Package and the Prospectus, as to which we express no opinion) each as of their respective effective or issue dates, complied as to form in all material respects with the applicable requirements of the Securities Act. To our knowledge, the Company is not a party to any contract, agreement or document of a character that is required to be filed as an exhibit to or incorporated by reference in the Registration Statement or described in the Registration Statement or the Prospectus that has not been so filed, incorporated by reference or described as required, and such contracts, agreements or documents set forth on Annex A to such opinion as are summarized in the Registration Statement or the Prospectus are fairly summarized in all material respects.

8. The Company is not, and will not be after the giving effect to the offering and sale of the ADSs and the application of the proceeds thereof as described in the Prospectus, required to register as an “investment company” as defined in the Investment Company Act of 1940, as amended.

9. No approval, authorization, consent or order or filing with any U.S. federal or New York state court or governmental or regulatory agency or body in the United States having jurisdiction over the Company, or approval of the shareholders of the Company, is required to be obtained or made by the Company for the consummation by the Company of the transactions contemplated by the Placement Agency Agreement and the Subscription Agreements, except for such as have been duly obtained or made, including without limitation, registration of the ADSs under the Securities Act and the Exchange Act, or such as may be required under the bylaws or rules and regulations of the National Association of Securities Dealers, Inc., as to which we express no opinion.

10. The execution and delivery of the Placement Agency Agreement and each of the Subscription Agreements by the Company and the issuance and sale by the Company of the ADSs and the consummation by the Company of the transactions contemplated by the Placement Agency Agreement and each of the Subscription Agreements to be consummated by the Company do not and will not result in any breach or a default under (nor constitute any event that with notice, lapse of time or both would result in any breach or default under), or conflict with (i) any provision of any material license, permit, indenture, mortgage, deed of trust, note, bank loan or credit agreement or other evidence of indebtedness, or any license, lease, contract or other agreement or instrument filed as an exhibit to, or incorporated by reference into, the Registration Statement, (ii) any U.S. federal or New York state law, regulation or rule that, in our experience, is generally applicable to transactions of the nature of those contemplated by the Placement Agency Agreement and is applicable to the Company (other than the state securities or blue sky laws and the rules of the NASD governing underwriter compensation, as to which we express no opinion), or (iii) any New York State or federal decree, judgment or order known to us of any New York or United States federal court or governmental agency or body specifically applicable to the Company or any of the Subsidiaries (other than the state securities or blue sky laws and the rules of the NASD governing underwriter compensation, as to which we express no opinion).

11. Except as set forth in the Registration Statement, the Disclosure Package and the Prospectus, to our knowledge, there are no actions, suits, claims, investigations or proceedings pending or threatened to which the Company or any of the Subsidiaries or to which any of their respective properties is bound, before or by any federal or state governmental or regulatory commission, board, body, authority or agency that are required to be described in the Registration Statement, the Disclosure Package and the Prospectus but are not so described as required.

12. To such counsel’s knowledge, neither the filing of the Registration Statement nor the offering or sale of the ADSs as contemplated by the Placement Agency Agreement gives rise to any rights for or relating to the registration of any Ordinary Shares, ADSs, ADRs evidencing ADSs, or other securities of the Company.

Exhibit D-2

Matters To Be Covered In The
Opinion Of Irish Counsel To The Company

1. The Company is a public limited company. The Company has been duly incorporated and is validly existing as a legal entity under the laws of Ireland and has corporate power and authority to own or lease its Irish properties and conduct the businesses in which it is engaged as described in the Registration Statement, the Disclosure Package and the Prospectus.

2. The Company has an authorized share capital as set forth in the Prospectus under the caption “Description of Class A Ordinary Shares”, and all of the issued shares in the capital of the Company have been duly authorized and validly issued, are fully paid (i.e. not subject to further calls thereon by the Company) and conform to the description thereof contained in the Registration Statement, the Disclosure Package and the Prospectus; and the Ordinary Shares underlying the ADSs to be sold by the Company under the Placement Agency Agreement and the Subscription Agreements will, when issued, be validly issued and authorized and be fully paid (i.e. not subject to further calls thereon by the Company).

3. Except as disclosed in the Registration Statement, the Disclosure Package and the Prospectus, all dividends and other distributions validly declared and payable on the Ordinary Shares represented by the ADSs may, under Irish laws and regulations current at the date of such opinion, be paid to the Depositary and freely transferred out of Ireland (provided that no opinion is hereby expressed as to the tax consequences of any such dividend or distribution).

4. Except as disclosed in the Registration Statement, the Disclosure Package and the Prospectus, there are no preemptive or other rights to subscribe for or to purchase, nor any restriction upon the voting or transfer of, any Ordinary Shares pursuant to the Company's Memorandum and Articles of Association or pursuant to Irish law.

5. The issue and sale of the ADSs to be sold by the Company and consummation by the Company of the transactions contemplated by the Placement Agency Agreement and the Subscription Agreements will not result in any violation of the provisions of (A) the Memorandum or Articles of Association of the Company, (B) any Irish statute or statutory instrument, (C) any order thereunder known to us which is addressed to the Company, (D) any published Irish rule or regulation known to us of any Irish governmental agency having jurisdiction over the Company or any of its Irish properties, or (E) any order known to us of an Irish governmental agency specifically naming the Company or any of its properties. The opinions in clauses (C) and (E) above of this Paragraph 5 are given solely on the basis set out, and in reliance upon certificates of responsible officers of the Company. Except for (A) the filing by the Company with the Irish Registrar of Companies of a return of allotments and the payment by the Company of capital duty, in respect of the issue of the Ordinary Shares underlying the ADSs to be sold by the Company under the Placement Agency Agreement and the Subscription Agreements (neither of which actions is required in order for the issue of such ADSs to be valid and effective), (B) the registration of the Prospectus and related documents with the Irish Registrar of Companies as required by the Irish Companies Acts 1963-2001, (C) the filing of a listing particulars and other documents required by the Listing Rules of the Irish Stock Exchange Limited, no consent, approval, authorization or order of, or any filing or declaration with, any such court or governmental agency or body is required in connection with the execution, delivery and performance of the Placement Agency Agreement and the Subscription Agreements by the Company or in connection with the taking by or on behalf of the Company of any action contemplated hereby.

6. The statements contained in the Prospectus under the caption “Description of Class A Ordinary Shares”, insofar as such statements describe statutes or regulations of Ireland or certain Articles of the Articles of Association of the Company, constitute accurate summaries of certain provisions thereof.

7. The Company has the corporate power and authority to enter into and perform its obligations under the Placement Agency Agreement and the Subscription Agreements. All necessary corporate action has been taken by the Company to authorize the signature or execution of the Placement Agency Agreement and the Subscription Agreements. The Placement Agency Agreement and the Subscription Agreements have been duly signed on behalf of the Company.

8. Insofar as any requirements of Irish law are relevant thereto, the submission of the Company in the manner set forth in Section 15 of the Placement Agency Agreement and Section 7.__ of the Deposit Agreement to the exclusive or non-exclusive jurisdiction of the courts of the State of New York located in the City and County of New York or in the United States District Court for the Southern District of New York, is a legal, valid and binding on the Company.

9. The Company has the legal capacity to sue and be sued in its own name under the laws of Ireland.

10. To enforce a judgment obtained in the courts of the State of New York or any federal court in the State of New York in respect of an agreement expressed to be governed by New York law (a “New York Judgment”), legal process must be initiated before a court of competent jurisdiction in Ireland. An Irish court will recognize and enforce a New York Judgment without retrial or examination of the merits of the case provided that (A) the New York Judgment was not obtained or alleged to have been obtained by fraud or misconduct; (B) the process and decision of the New York court were not contrary to natural or constitutional justice under the laws of Ireland and the enforcement of the New York Judgment would not be contrary to public policy as understood by the Irish courts or constitute the enforcement of a judgment of a penal or taxation nature; (C) the New York Judgment is final and conclusive and is for a debt or a definite sum of money; (D) the jurisdiction of the New York court has been exercised in circumstances which, as a matter of Irish law, an Irish court will recognize as justifying enforcement of the New York Judgment; (E) the procedural rules of the New York court in relation to the obtaining of the New York Judgment have been observed; and (F) the New York Judgment is not inconsistent with a Judgment of an Irish court in respect of the same matter.

11. If the Placement Agency Agreement was sued upon before a court in Ireland, such court would recognize and give effect to the provisions of such agreements whereby they are expressed to be governed by and construed in accordance with the laws of the State of New York, provided that (A) it was duly pleaded that such agreements are expressed to be governed by and construed in accordance with such laws, (B) such laws were not chosen with the intention of evading the laws of Ireland, and (C) the choice of such laws was not at variance with Irish public policy in a sufficiently fundamental manner to make the Irish court disregard such choice nor with any provision of an applicable Act of the Oireachtas.

12. Each of the Placement Agency Agreement and the Subscription Agreement is in proper legal form for enforcement against the Company in Ireland; to ensure the legality, validity, enforceability of the Placement Agency Agreement and the Subscription Agreement in accordance with its terms or the admissibility in evidence in Ireland of the Placement Agency Agreement and the Subscription Agreement, it is not necessary under the laws of Ireland that the Placement Agency Agreement and the Subscription Agreement be registered, recorded, filed with any court or other authority in Ireland or be notarized or that any documentary, stamp or similar tax, imposition or charge be paid on or in respect of such agreement.

Exhibit E

Form of Written Statement of
Counsel to the Company

In the course of the preparation by the Company of the Registration Statement, any Preliminary Prospectus and the Prospectus, we have participated in discussions with representatives of the Placement Agents, counsel to the Placement Agents, the Company’s independent public accountants and certain officers and other representatives of the Company, in which the business and affairs of the Company were discussed. Although we have not undertaken (except to the extent stated in paragraphs ____, ____, and ___ of our legal opinion of even date herewith), to determine independently, and do not assume any responsibility for, the accuracy, completeness or fairness of the statements contained in the Registration Statement, any Preliminary Prospectus or the Prospectus, or any amendments or supplements thereto, nothing has come to our attention to cause us to believe that (i) the Registration Statement or any amendment thereof (including any information omitted from the Registration Statement at the time it became effective but that is deemed to be part of and included in the Registration Statement pursuant to Rule 430A, 430B or 430C), at the time it (or such amendment) became effective and at the Closing Date, contained or contains any untrue statement of a material fact or omitted or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Disclosure Package, as of the Time of Sale or at the Closing Date, contained or contains any untrue statement of a material fact or omitted or omits to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading or (iii) the Prospectus, or any supplement thereto, as of its issue date and as of the Closing Date, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading (it being understood that we express no opinion with respect to the financial statements and schedules, and other financial and statistical data included in any of the documents mentioned in this paragraph).

Exhibit F

Matters To Be Covered In The
Opinion Of Counsel To The Depositary

1. The Deposit Agreement has been duly authorized, executed and delivered by the Depositary and constitutes a valid and binding agreement of the Depositary enforceable against the Depositary in accordance with its terms, except as enforcement of it may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws of general application relating to or affecting creditors’ rights and by general principles of equity.

2. Upon execution and delivery by the Depositary of ADRs evidencing the ADSs against the deposit of Ordinary Shares in accordance with the provisions of the Deposit Agreement, the ADSs will be validly issued and will entitle the registered holders of the ADSs to the rights specified in those ADRs and in the Deposit Agreement.

Exhibit G

Pricing Information

Number of ADSs to be Sold: 2,675,000

Offering Price: $8.60 per ADS

Aggregate Placement Agency Fees: $920,200

Estimated Net Proceeds to the Company: $21.8 million

Item 2. Press Release dated April 6, 2006

FOR RELEASE April 6, 2006
Contact: Trinity Biotech plc
Rory Nealon
+353 1 276 9800
E-mail: rory.nealon@trinitybiotech.com

Trinity Biotech to Sell $25 Million of
American Depositary Shares

DUBLIN, IRELAND, NEW YORK, USA (April 6, 2006)….Trinity Biotech plc (NASDAQ: TRIB, ISE: TRIB.I), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, is pleased to announce that it has obtained commitments from a select group of institutional investors in the USA and Europe to purchase approximately 2.675 million American Depositary Shares at a price of $8.60 per ADS in a registered public offering. This represents a discount of 4.5% to the closing price on Nasdaq on April 5, 2006.

In addition, Ronan O’ Caoimh, Trinity Biotech’s CEO, has agreed to purchase approximately 223,460 American Depositary Shares from Trinity Biotech, at a price of $8.95 per ADS, the closing bid price on April 5, 2006, for total proceeds of approximately $2 million. The closing for this purchase is scheduled to occur coincident with the closing of the sale to institutional investors.

Trinity Biotech expects that the net proceeds of the offering will be approximately $24 million after deducting the placement agency fees and all estimated offering expenses that are payable by Trinity Biotech. The closing is expected to take place on Tuesday, April 11, 2006, subject to the satisfaction of customary closing conditions. Roth Capital Partners, LLC, acted as lead placement agent, with J&E Davy acting as co-placement agent for this offering.

Trinity Biotech currently intends to use these funds for general corporate purposes and business development including potential acquisitions of companies, products and technologies that complement our business.

Ronan O’Caoimh commented “We are delighted with the level of support we have received from an internationally diverse, institutional investor group. The proceeds of this offering together with our existing cash resources, operating cashflows and banking facilities will enable us to target larger acquisition opportunities than previously and to sustain our growth ambitions.”

The American Depositary Shares are being sold under a previously filed shelf registration statement, which the Securities and Exchange Commission has declared effective. This press release shall not constitute an offer to sell nor the solicitation of an offer to buy, nor shall there be any sales of these securities in any jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Trinity Biotech

Trinity Biotech develops, acquires, manufactures and markets over 500 diagnostic products for the point-of-care and clinical laboratory segments of the diagnostic market. The broad line of test kits are used to detect infectious diseases, sexually transmitted diseases, blood coagulation disorders, and autoimmune diseases. Trinity Biotech sells worldwide in over 80 countries through its own salesforce and a network of international distributors and strategic partners. For further information please see the Company’s website: www.trinitybiotech.com.

About Roth Capital Partners, LLC

With headquarters in Newport Beach, California and offices in strategic locations in the Western United States, Roth Capital Partners, LLC is a full service investment bank serving corporate and institutional clients throughout the world. Roth offers a wide array of investment banking services including: initial public offerings, follow-ons, PIPEs, private placements, mergers and acquisitions, investment research, and institutional sales and trading. The firm is perhaps best known for finding, funding and fostering the growth of emerging growth companies. Over the last ten years, Roth raised over $8.7 billion for small and micro cap public companies and completed over 123 merger, acquisition and advisory assignments. It is a member of the National Association of Securities Dealers (NASD), and the Securities Investor Protection Corporation (SIPC). Visit the Roth Capital Partners website at www.rothcp.com.

About Davy

Davy is the leading institutional, corporate and private client broker operating in Ireland. Davy provide a comprehensive range of investment banking and related financial services. Davy’s clients include Irish investors seeking opportunities in the Irish and global financial securities markets and international investors seeking similar opportunities in Ireland. Visit the Davy website at www.davy.ie

Forward-Looking Statenents

Forward-looking statements in this release are made pursuant to the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, but not limited to, the results of research and development efforts, the effect of regulation by the United States Food and Drug Administration and other agencies, the impact of competitive products, product development commercialisation and technological difficulties, and other risks detailed in the Company's periodic reports filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC

(Registrant)

By:	/s/ Rory Nealon

Rory Nealon
Chief Financial Officer and Secretary

Date: April 10, 2006